                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549

                                   FORM 10-K

                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1993.  Commission file No. 1-10294

                             HIBERNIA CORPORATION
            (Exact name of registrant as specified in its charter)


           LOUISIANA                                72-0724532
 (State or other jurisdiction of                (I.R.S. Employer
 incorporation or organization)                Identification No.)

313 CARONDELET STREET, NEW ORLEANS, LOUISIANA            70130
(Address of principal executive offices)               (Zip Code)

Registrant's telephone number, including area code:  (504) 586-5332

          Securities registered pursuant to Section 12(b) of the Act:

                      CLASS A COMMON STOCK, NO PAR VALUE
                               (Title of class)

                            NEW YORK STOCK EXCHANGE
                  (Name of each exchange on which registered)

      Securities registered pursuant to Section 12(g) of the Act:   NONE

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            YES  X        NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this
Form 10-K.   [    ]

         State the aggregate market value of the voting stock held by non-affiliates of the Registrant as of February 28, 1994.

               Class A Common Stock, no par value - $617,907,428


          State the aggregate number of shares outstanding of each of the Registrant's classes of common stock as of February 28, 1994.

                Class A Common Stock, no par value - 83,654,164

                      DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's annual report to shareholders for the year ended December 31, 1993 are incorporated by reference into Parts I and II of this Report.

Portions of the Registrant's definitive proxy statement, which will be filed within 120 days of the end of the registrant's fiscal year, are incorporated by reference into Part III of this Report.

INDEX TO FORM 10-K

      Certain information required by Form 10-K is incorporated by reference from the Annual Report as indicated below. Only that information expressly incorporated by reference is deemed filed with the Commission.

PART I
Item 1      Business                                                         *
Item 2      Properties                                                       *
Item 3      Legal Proceedings                                                *
Item 4      Submission of Matters to a Vote of Security Holders           None
Item X      Identification of Executive Officers                             *

PART II
Item 5      Market of the Registrant's Common Equity and Related
                  Stockholder Matters                                      ***
Item 6      Selected Financial Data                                        ***
Item 7      Management Discussion and Analysis of Financial
                  Condition and Results of Operations                      ***
Item 8      Financial Statements and Supplementary Data                    ***
Item 9      Changes in and Disagreements with Accountants on
                  Accounting and Financial Disclosure                     None

PART III(1)
Item 10     Directors and Executive Officers of the Registrant
Item 11     Executive Compensation
Item 12     Security Ownership of Certain Beneficial Owners and Management
Item 13     Certain Relationships and Related Transactions

PART IV
Item 14     Exhibits, Financial Statement Schedules and Reports on Form 8-K
            (a)  Financial Statements
                    Independent Auditors' Report                           ***
                    Hibernia Corporation and Subsidiary:
                        Consolidated Balance Sheets - December 31,
                          1993 and 1992                                    ***
                        Consolidated Income Statements - Years
                          Ended December 31, 1993, 1992 and 1991           ***
                        Consolidated Statements of Changes in
                          Shareholders' Equity - Years Ended
                          December 31, 1993, 1992 and 1991                 ***
                        Consolidated Statements of Cash Flows -
                          Years Ended December 31, 1993, 1992
                          and 1991                                         ***
                        Notes to Consolidated Financial Statements         ***
            (b)   Reports on Form 8-K                                       **
                        Item 5 Other Event            June 24, 1993
                        Item 5 Other Event            September 13, 1992
                        Item 5 Other Event            December 7, 1993
                        Item 5 Other Event            December 10, 1993
                        Item 5 Other Event            December 17, 1993
                        Item 5 Other Event            January 20, 1993
            (c)   Exhibits                                                  **


* This information is included in the Form 10-K and is not incorporated by reference to the Annual Report.

** Reports on Form 8-K and Exhibits have been separately filed with the Commission.

*** This information is included in Exhibit 13.

(1) The material required by Items 10 through 13 is incorporated by reference to the Company's definitive Proxy Statement pursuant to Instruction G of Form 10-K The Company will file a definitive Proxy Statement with the Commission by April 30, 1994, provided, however, that the "Report of Executive Compensation Committee" and the "Performance Graph" contained therein are not incorporated herein by reference.

PART  I

ITEM 1.  BUSINESS

      Hibernia Corporation ("Company") is a bank holding company organized in 1972 and, as of December 31, 1993, was the second largest bank holding company in Louisiana with assets of $4.8 billion and deposits of $4.1 billion. Hibernia National Bank, the Company's sole bank subsidiary from and after December 31, 1992, ("Louisiana Bank") was chartered in 1933 and currently has 101 branches located throughout Louisiana. On December 31, 1992, the Company completed the sale of its former bank subsidiary, Hibernia National Bank in Texas, ("Texas Bank"), to Comerica Incorporated. Hibernia Corporation's most significant asset is its investment in the Louisiana Bank, and its major source of income in 1994 is expected to be interest on its deposits in the Louisiana Bank and potential dividends from the Louisiana Bank.
      The Louisiana Bank offers a comprehensive range of retail and commercial banking services and products. These products include personal and commercial checking, savings and time deposits, money market deposit accounts, money transfer, safe deposit facilities, access to automated teller machines, short- and long-term credit facilities, residential and commercial mortgages to individuals and businesses and cash management services. The Louisiana Bank's small business banking division focuses on the needs of businesses with sales of less than $5 million. This division offers an array of small business banking products and services, including the TABBS packaged deposit product.
      The Louisiana Bank provides financial risk management products and advisory services to its customers. These products are designed to assist customers in managing their exposure in the areas of interest rate, currency and commodity risks. The
Louisiana Bank also offers repurchase agreements, bankers acceptances, Eurodollar access, safekeeping of securities, U.S. Government and Government agency obligations, tax-free municipal obligations, reverse repurchase agreements, letters of credit and collection and foreign exchange transactions. At December 31, 1993, the Louisiana Bank performed mortgage servicing, which includes acceptance and application of mortgage loan and escrow payments, for approximately 25,000 residential loans.
      The trust division of the Louisiana Bank offers a variety of agency, fiduciary, investment advisory, employee benefit and custodial services. Through Tower Investors, Inc., the Louisiana Bank sells fixed and variable annuities in retail markets, although recent court rulings may require that such annuities be offered through a third party in the future. The Louisiana Bank also provides retail and discount brokerage services through Hibernia Investment Securities, Inc. ("HISI"), a registered broker-dealer and member of the National Association of Securities Dealers, Inc.

COMPETITION

      There is significant competition among banks and bank holding companies in Louisiana. The Louisiana Bank competes with national and state banks for deposits, loans, and trust accounts and with savings and loan associations and credit unions for loans and deposits. In addition, the Louisiana Bank competes with other providers of financial services, including finance companies, institutional buyers of commercial paper, money market funds, brokerage firms, investment companies, insurance companies and several governmental agencies, which are all actively engaged in marketing various types of loans, commercial paper, short-term obligations, investments and other services. Commercial banking institutions located outside Louisiana compete for banking business in the Louisiana Bank's marketing area.
      In connection with the sale of the Texas Bank, the Company agreed not to engage in banking business in the state of Texas for a three-year period commencing December 31, 1992.

SUPERVISION AND REGULATION

      The banking industry is extensively regulated under both federal and state law. The Company is subject to regulation under the Bank Holding Company Act of 1956 ("BHCA") and to supervision by the Board of Governors of the Federal Reserve System ("FRB"). The BHCA requires the Company to obtain the prior approval of the Federal Reserve Board for bank acquisitions, limits the acquisition of shares of out-of-state banking organizations unless permitted by state law and prescribes limitations on the nonbanking activities of the Company. The Louisiana Bank is subject to regulation and examination by the Office of the Comptroller of the Currency ("OCC").
      The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") further expanded the regulatory and enforcement powers of bank regulatory agencies. Among the significant provisions of FDICIA is the requirement that bank regulatory agencies prescribe standards relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits. FDICIA mandates annual examinations of banks by their primary regulators.
      In June 1993, the OCC terminated a consent order under which the Louisiana Bank had been operating since 1991. In November 1993, the FRB terminated an agreement under which the Company had been operating since 1991. These terminations were primarily the result of several major initiatives undertaken in 1992 designed to restore the Company to financial health. These initiatives included hiring a new chief executive officer and forming a new management team; selling the Texas Bank; accelerating the disposition of problem assets; restructuring its outstanding bank debt; and raising new capital. As a result, at December 31, 1992, the regulatory ratios of both the Louisiana Bank and the Company exceeded regulatory minimums; all debt outstanding to the bank lenders had been converted to common stock; and the Company raised an additional $79 million in capital through a rights offering that was fully subscribed. During 1993, the Company continued to reduce the level of problem assets and earnings levels increased significantly.
      The banking industry is affected by the monetary and fiscal policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the national supply of bank credit to moderate recessions and to curb inflation. Among the instruments of monetary policy used by the Federal Reserve Board to implement its objectives are: open market operations in U.S. Government securities, changes in the discount rate on bank borrowings and changes in reserve requirements on bank deposits.
      HISI is regulated by the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and the Louisiana Commissioner of Securities.

LOAN PORTFOLIO
     The amounts and percentages of loans outstanding by types of loans (including unearned discount) are as follows:

                                                                      December 31
($ in thousands)                     1993                1992                1991                 1990                1989
                              ------------------  ------------------  ------------------   ------------------  ------------------
                                           % of                % of                % of                 % of                % of
                                 Amount   Total      Amount   Total      Amount   Total       Amount   Total      Amount   Total
                              ----------- ------  ----------- ------  ----------- ------   ----------- ------  ----------- ------
Commercial, financial
  and agricultural               $592,362    25 %    $684,928    29 %  $1,078,096    28 %   $1,302,317    25 %  $1,542,054    32 %


Real estate - construction         16,689     1         7,973     -        66,092     2        107,153     2       163,954     4


Real estate - mortgage          1,212,338    52     1,302,942    55     1,866,516    49      2,772,542    53     2,277,700    48


Consumer                          415,955    18       317,646    14       722,303    19        944,563    18       727,988    15


All other                          93,675     4        52,351     2        69,288     2         84,650     2        43,311     1


  Total                        $2,331,019   100 %  $2,365,840   100 %  $3,802,295   100 %   $5,211,225   100 %  $4,755,007   100 %

SELECTED LOAN MATURITIES
     The following table shows selected categories of loans outstanding as of December 31, 1993, which, based on remaining scheduled repayments of principal, are due in the periods indicated. The amounts due after one year are classified according to the sensitivity to changes in interest rates.

                                                                   Maturing
                                       ---------------------------------------------------------------
                                                         After One
                                         Within          But Within          After
($ in thousands)                        One Year         Five Years        Five Years          Total
                                       ----------        ----------        ----------        ---------

Commercial, financial and
  agricultural                          $285,904          $209,802           $96,656          $592,362

Real estate - construction                13,451             3,042               196           $16,689

  Total                                 $299,355          $212,844           $96,852          $609,051

                                                                                Interest Sensitivity
                                                                             --------------------------
                                                                             Fixed            Variable
                                                                              Rate              Rate
                                                                             --------------------------
Due after one but within five years                                          $36,236          $176,608

Due after five years                                                          20,156            76,696

                                                                             $56,392          $253,304


SUMMARY OF LOAN LOSS EXPERIENCE

                                                                Year Ended December 31
($ in thousands)                          1993           1992           1991           1990           1989
                                        --------       --------       --------        -------        -------
Balance of reserve for
  possible loan losses
  at beginning of period                $185,061       $208,330       $152,510        $67,540        $62,651

Reserves acquired through
  mergers                                      -              -              -          3,000          6,700

Loans charged off:
  Commercial, financial,
    and agricultural                      (9,915)       (36,502)       (40,604)       (35,135)       (17,670)
  Real estate--construction                 (210)        (1,106)        (3,757)        (2,208)        (3,217)
  Real estate--mortgage                   (8,669)       (32,762)       (67,471)       (30,089)        (8,778)
  Consumer                               (15,489)       (17,959)       (18,480)       (22,021)       (12,646)
  All other                                    -           (278)          (639)          (105)           (62)
    Total loans charged
      off                                (34,283)       (88,607)      (130,951)       (89,558)       (42,373)
Recoveries of loans
  previously charged off:
  Commercial, financial,
    and agricultural                       6,076          5,711          2,382            808            959
  Real estate--construction                  171            243             48              -             16
  Real estate--mortgage                    4,730          4,128          1,987            191            688
  Consumer                                 3,566          4,121          4,009          3,694          2,417
  All other                                   22            366             15             10             82
    Total recoveries                      14,565         14,569          8,441          4,703          4,162
Net loans charged off                    (19,718)       (74,038)      (122,510)       (84,855)       (38,211)

 Additions to reserve
  charged to operating
  expense                                 (6,200)        66,275        178,330        166,825         36,400

Reduction due to sale
  of Texas bank                                -        (15,506)             -              -              -

Balance at end of period                $159,143       $185,061       $208,330       $152,510        $67,540

Ratio of net charge-offs
  to average loans outstanding              0.88%          2.51%          2.63%          1.66%          0.85%


ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
      The reserve for possible loan losses has been allocated according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within the categories of loans set forth in the table below. See "Reserve and Provision for Possible Loan Losses" in Management's Discussion and Analysis of Financial Condition and Results of Operations in the Registrant's Annual Report to Shareholders for a discussion of the factors which influenced management's judgement in determining the amount of the provision for loan losses.

($ in thousands)                        1993        1992        1991        1990         1989
                                      --------    --------    --------    --------     -------
Reserve at end of period:
   Commercial, financial and
      agricultural                     $52,866     $50,094     $76,212     $41,883     $22,985
   Real estate-construction                688         544       4,983       5,240       3,361
   Real estate-mortgage                 57,910      51,160      68,125      62,193      19,465
   Consumer                             13,879      17,163      15,679      25,855      13,367
   Not allocated                        33,800      66,100      43,331      17,339       8,362
                                      $159,143    $185,061    $208,330    $152,510     $67,540

SHORT-TERM BORROWINGS
      The following table summarizes pertinent data related to federal funds purchased and securities sold under agreements to repurchase for 1993, 1992 and 1991. Funds purchased and securities sold under agreements to repurchase generally mature within one to 14 days from the transaction date.


($ in thousands)                                  1993         1992         1991
                                                --------     --------     --------
Outstanding at December 31                      $137,986     $111,902     $152,124

Maximum month-end outstandings                   148,124      293,430      459,733

Average daily outstandings                       125,471      195,425      276,703

Average rate during year                             2.9%         3.3%         5.9%

Average rate at year end                             2.8%         2.9%         3.9%

MATURITIES OF LARGE-DENOMINATION CERTIFICATES OF DEPOSIT
     The following table shows large denomination certificates of deposits as of December 31, 1993, by remaining maturity:

($ in thousands)                         Domestic     Foreign
                                         --------     -------
3 months or less                         $454,415      $3,417
Over 3 months through 6 months            152,397           -
Over 6 months through 12 months            11,854           -
Over 12 months through 5 years             28,036           -
Over 5 years                                1,990           -
     Total                               $648,692      $3,417


ITEM 2.  PROPERTIES

      The Company's executive offices are located in downtown New Orleans, Louisiana, in the downtown branch office of the Louisiana Bank. The Company leases its main office building and operations center under terms of sale/leaseback agreements. The Louisiana Bank owns or holds leases for its domestic branch locations.
      The Company and the Louisiana Bank consider all properties owned or leased to be suitable and adequate for their intended purposes and consider the terms of existing leases to be fair and reasonable.
      On December 31, 1993 the Louisiana Bank reported miscellaneous property with a net book value of $27,920,000. (See "Asset Quality" in Management's Discussion and Analysis of Financial Condition and Results of Operations in the Registrant's Annual Report for a further discussion of these properties.) The properties include properties acquired from borrowers either as a result of foreclosures or voluntarily in full or partial satisfaction of indebtedness previously contracted, and in-substance foreclosures. These properties and interests generated approximately $2,188,000 of net expense in 1993.

ITEM 3.  LEGAL PROCEEDINGS

      The Company and the Louisiana Bank are parties to certain pending legal proceedings arising from matters incidental to their business and other matters discussed below. Reserves have been established for potential litigation losses of approximately $11,500,000 at December 31, 1993. Management believes that the aggregate unreserved liability or loss, if any, of legal proceedings will not have a significant effect on the consolidated financial condition of the Company.
      Except for such proceedings incidental to the business of the Company and its subsidiary, there are no pending material legal proceedings except as described below:
      On October 23,1990, suit was filed in the United States District Court for the Eastern District of Louisiana under the name Gila Feinberg, Plaintiff, v. Hibernia Corporation and Martin C. Miler, Defendants. Mr. Miler is the former Chairman and Chief Executive Officer of the Company, which positions he resigned in 1991. Plaintiff brought this action on behalf of all shareholders who purchased common stock of the Company between March 19, 1990, and October 16, 1990, inclusive ("Class Period"), excluding directors and officers of the Company and related persons. The complaint alleges that the market value of the Company's common stock was artificially inflated during the Class Period by reason of false and misleading news releases and public statements and seeks to recover unspecified damages for the losses allegedly sustained plus interest, attorney's fees and costs. In March 1992, plaintiff amended its complaint to extend the Class Period to July 30, 1991, the date on which the Louisiana Bank entered into the consent order with the OCC. The amended complaint, which also names the Louisiana Bank, certain individual directors, former directors, former officers and the Company's insurance carriers as defendants, alleges that, during the Class Period, the Company made false and misleading statements and failed to disclose material facts, including the findings of OCC examination reports, which allegedly continued to artificially inflate the market value of the Company's common stock.
The amended complaint further alleges that such actions and omissions constituted (i) a violation of the Louisiana Securities Law, (ii) negligence under Louisiana law, and (iii) fraud and deceit. This suit is in the discovery stage. In the opinion of management, the allegations in this case are without merit, and the Company intends to contest the suit vigorously.

ITEM X. IDENTIFICATION OF EXECUTIVE OFFICERS

      STEPHEN A. HANSEL, 46, serves as President and Chief Executive Officer of the Registrant and Hibernia, which positions he assumed in March 1992. Prior to joining the Registrant, Mr. Hansel served as Chief Financial Officer of Barnett Banks, Inc., a bank holding company based in Jacksonville, Florida with assets of approximately $33 billion, which position he held since 1982. Mr. Hansel was named Senior Executive Vice President in 1985.

      ROBERT W. CLOSE, 51, Executive Vice President, Treasurer and Chief Financial Officer of the Registrant, manages the investment division of Hibernia. Mr. Close has been employed by the Registrant and/or its subsidiaries since 1976, most recently as an Executive Vice President of Hibernia since 1987, and assumed the position of Chief Financial Officer and Treasurer of the Registrant in August 1991.

      K. KIRK DOMINGOS III, 52, Executive Vice President and Administrative Executive of Hibernia, is responsible for the overall administrative functions of the Bank. Mr. Domingos has been employed by the Registrant and/or its subsidiaries since August 1985 and assumed the position of Executive Vice President and Administrative Executive of Hibernia in August 1991.

      C. GERON HARGON, 48, serves as Executive Vice President/Commercial Banking for Hibernia and has served in that position since April 1992. Mr. Hargon has been employed by the Registrant and/or its subsidiaries in various capacities since 1976, most recently as Chief Operating Officer of Hibernia from August 1991 to April 1992, as Senior Vice President and Manager of Commercial Banking of Hibernia Texas from 1990 to 1991 and Senior Vice President, Senior Lending Officer for the Southwest Louisiana Group and Manager of Commercial Banking for Hibernia from 1986 to 1990.

      RUSSELL S. HOADLEY, 49, serves as Senior Vice President/Public Affairs and Marketing for Hibernia and has served in that position since July 1993. Prior to joining Hibernia, Mr. Hoadley served as Vice President Director of Corporate Communications for Barnett Banks, Inc., a bank holding company based in Jacksonville, Florida with assets of approximately $33 billion, which position he held from 1988 to June 1993.

      SCOTT P. HOWARD, 46, serves as Executive Vice President/Corporate and International Banking for Hibernia and has served in that position since May 1992. Prior to joining Hibernia in 1992, Mr. Howard served as Chief Operating Officer of Smile, Inc., a New York-based computer-based information service during 1991 and as President of GHM Architectural Aluminum, Inc., a New York-based manufacturer of high-design aluminum door frames. From 1982 until 1990, Mr. Howard served as a Vice President of J.P. Morgan in several commercial and investment banking positions, including Vice President of Corporate Financial Services from 1987 to 1988 and Corporate Financial Advisor to U.S. Eastern Banks from 1989 to 1990.

      GERALD F. PAVLAS, 44, serves as Executive Vice President and Chief Credit Officer of Hibernia, positions which he has held since May 1992. Prior to 1992, Mr. Pavlas served as Senior Vice President of Hibernia National Bank in Texas, a former subsidiary of the Registrant, as manager of Credit Risk Management from August 1990 to May 1992 and as Manager of Loan control from January 1990 through August 1990. Prior to joining Hibernia, Mr. Pavlas served as Executive Vice President and Chief Credit Officer of BancTEXAS Group, Inc., a bank holding company headquartered in Dallas, Texas from 1988 to 1990 and as Executive Vice President and Manager of the Special Assets Division for that bank from 1987 to 1988.

      KENNETH A. RAINS, 44, serves as Executive Vice President and Trust Group Executive of Hibernia, positions which he has held since March 1993. Mr. Rains has been employed by the Registrant and/or its subsidiaries in various capacities in the trust department since 1983, most recently as Senior Vice President and Manager of the Trust Division from December 1991 to March 1993.

      RONALD E. SAMFORD, JR., 41, serves as Executive Vice President, Controller and Chief Accounting Officer of the Registrant, which positions he has held since November 1992. Prior to joining Hibernia, Mr. Samford served as the Senior Vice President and Chief Accounting Officer of Team Bank, a bank headquartered in Forth Worth, Texas from August 1990 to November 1992 and as Senior Audit Manager of Price Waterhouse, a public accounting firm, from 1986 to 1990.

      JOHN E. SMITH, 44, serves as Executive Vice President and Retail Banking Executive of Hibernia, which positions he has held since September 1991. Mr. Smith has been employed by the Registrant and/or its subsidiaries in various capacities since 1981, most recently as Senior Vice President and Manager of the Consumer Banking Division of Hibernia Texas from 1989 until 1991, Senior Vice President and Manager of the Dealer Services Division of Hibernia from 1987 to 1989, and Vice President and Manager of the Corporate Banking Division of Hibernia from 1986 to 1987.

Signatures

      Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              HIBERNIA CORPORATION
                                 (Registrant)




                              /s/ Stephen A. Hansel
                              Stephen A. Hansel, President and
                              Chief Executive Officer


      Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on March 28, 1994, by the following persons on behalf of the Registrant and in the capacities indicated.





/s/ Robert W. Close                       /s/ Ron E. Samford, Jr.
Robert W. Close,                          Ron E. Samford, Jr., Controller
Treasurer (principal financial            (principal accounting
officer)                                  officer)


W. James Amoss, Jr.*, Director            John P. Laborde*, Director
Robert H. Boh*, Director                  Sidney W. Lassen*, Director
J. Terrell Brown*, Director               Donald J. Nalty*, Director
Brooke H. Duncan*, Director               Robert T. Ratcliff*, Director
Richard W. Freeman, Jr.*, Director        Joe D. Smith, Jr.*, Director
Robert L. Goodwin*, Director              James H. Stone*, Director
Stephen A. Hansel*, Director              Virginia E. Weinmann*, Director
Dick H. Hearin*, Director                 E. L. Williamson*, Director
Robert T. Holleman*, Director             Robert E. Zetzmann*, Director
Hugh J. Kelly*, Director



*By:  /s/ Patricia C. Meringer
      Patricia C. Meringer
      Attorney-in-fact

                          EXHIBIT INDEX
                    FORM 10-K FOR FISCAL YEAR
                    ENDED DECEMBER 31, 1993



Exhibit

 3.1      Exhibit 4.1 to the Registration Statement on
          Form S-3 filed with the Commission by the Registrant (Registration No. 33-23591) is hereby incorporated by reference (Articles of Incorporation of the Registrant, as amended to date)

 3.2      Exhibit 4.2 to the Registration Statement on
          Form S-8 filed with the Commission by the Registrant (Post-Effective Amendment No. 2 to
          Registration No. 2-96194) is hereby
          incorporated by reference (By-Laws of the Registrant, as amended to date)

 4.1      Pursuant to Item 601(b) (4) (iii) of
          Regulation S-K, instruments defining the rights of holders of long-term debt of the Registrant and its consolidated subsidiaries are not being filed as the total amount of securities authorized thereunder does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant hereby agrees to furnish copies of such instruments to the Commission upon request.

10.13     Exhibit 10.13 to the Annual Report on Form 10-
          K for the fiscal year ended December 31, 1988, filed with the Commission by the Registrant
          (Commission File No. 0-7220) is hereby
          incorporated by reference (Deferred
          Compensation Plan for Outside Directors of
          Hibernia Corporation and Its Subsidiaries, as amended to date)

10.14     Exhibit 10.14 to the Annual Report on Form 10-
          K for the fiscal year ended December 31, 1990, filed with the Commission by the Registrant
          (Commission File No. 0-7220) is hereby
          incorporated by reference (Hibernia
          Corporation Executive Life Insurance Plan)

10.16     Exhibit 4.7 to the Registration Statement on
          Form S-8 filed with the Commission by the Registrant (Registration No. 33-26871) is hereby incorporated by reference (Hibernia
          Corporation 1987 Stock Option Plan, as amended to date)

10.28 Exhibits M and N to the Company's definitive proxy statement dated August 17, 1992 relating to its 1992 Annual Meeting of Shareholders filed with the Commission by the Registrant is hereby incorporated by reference (Warrant
          Agreement dated as of May 27, 1992 among the Registrant, The Chase Manhattan
          Bank (National Association) and certain other lenders, including the Form of Warrant attached thereto)

10.29 Exhibit L to the Registrant's definitive proxy statement dated August 17, 1992 relating to its 1992 Annual Meeting of Shareholders filed with the Commission by the Registrant is hereby incorporated by reference (Registration
          Rights Agreement dated as of May 27, 1992 among the Registrant, The Chase Manhattan Bank
          (National Association) and certain other lenders, as amended to date)

10.30 Exhibit 10.30 to a Current Report on Form 8-K dated July 17, 1992 filed by the Registrant with the Commission is hereby incorporated by reference (Stock Purchase Agreement dated as of July 17, 1992 between the Registrant,
          Hibernia National Bank in Texas and Comerica
          Incorporated)

10.31 Exhibit 10.31 to a Current Report on Form 8-K dated September 15, 1992 filed by the Registrant with the Commission is hereby incorporated by reference (Amendment to Stock
          Purchase Agreement dated September 10, 1992 between Registrant and Comerica Incorporated)

10.34 Exhibit C to the Registrant's definitive proxy statement dated August 17, 1992 relating to its 1992 Annual Meeting of Shareholders filed by the Registrant with the Commission is hereby incorporated by reference (Long-Term Incentive
          Plan of Hibernia Corporation)

10.35 Exhibit A to the Registrant's definitive proxy statement dated March 23, 1993 relating to its 1993 Annual Meeting of Shareholders filed by the Registrant with the Commission is hereby incorporated by reference (1993 Director Stock
          Option Plan of Hibernia Corporation)

10.36 Employment agreement between Stephen A. Hansel and Hibernia Corporation

13 1993 Annual Report to security holders of the Registrant. (Those portions incorporated by reference.)

22 Exhibit 22 to the Annual Report on Form 10-K of the Registrant for the fiscal year ended
          December 31, 1989 filed with the Commission
          (Commission file no. 0-7220) is hereby
          incorporated by reference (Subsidiaries of the Registrant)

23        Consent of Independent Auditors

24        Powers of Attorney

28.5 Exhibit 28.5 to the Annual Report on Form 10-K on June 26, 1992 is hereby incorporated by reference (Annual Report of the Retirement
          Security Plan for the fiscal year ended
          December 31, 1991 )

28.10 Exhibit 28.10 to a registration statement on Form S-3 (Registration Statement No. 33-55844) is hereby incorporated by reference (Agreement dated as of November 11, 1992 between and among the Company, certain of the Company's bank group lenders, and certain institutional and other investors)

28.11     Exhibit 28.11 to Amendment No. 1 to
          Registration Statement on Form S-3
          (Registration Statement No. 33-55844) is hereby incorporated by reference (Lock-Up
          Agreement between and among certain of the Company's bank group lenders and certain of the institutional and other investors party to the Agreement)

28.12 Exhibit 28.12 to Current Report on Form 8-K dated June 22, 1993 is hereby incorporated by reference (News Release issued by the Registrant).

28.13 Exhibit 28.13 to Current Report on Form 8-K dated September 10, 1993 filed by the Registrant with the Commission is hereby incorporated by reference (News Release issued by the Registrant on July 27, 1993).

28.14 Exhibit 28.14 to Current Report on Form 8-K dated December 9, 1993 filed by the Registrant with the Commission is hereby incorporated by reference (News Release issued by the Registrant on November 3, 1993)

28.15 Exhibit 28.15 to Current Report on Form 8-K dated December 9, 1993 filed by the Registrant with the Commission is hereby incoporated by reference (News Release issued by the Registrant on November 4, 1993)

28.16 Exhibit 28.16 to Current Report on Form 8-K dated December 9, 1993 filed by the Registrant with the Commission is hereby incorporated by reference (News Release issued by the Registrant on November 4, 1993)

28.17 Exhibit 28.17 to Current Report on Form 8-K dated December 17, 1993 filed by the Registrant with the Commission is hereby incorporated by reference (News Release issued by the Registrant on December 6, 1993)

EXHIBIT 10.36



                      EMPLOYMENT AGREEMENT

     AGREEMENT (this "Agreement"), effective as of the 26th day of March, 1992, by and among Hibernia Corporation (the "Corporation"), Hibernia National Bank (the "Bank") (the Corporation and the Bank hereinafter collectively referred to as the "Employer"), and Stephen A. Hansel (the "Executive").

     1.   Employment.   The Corporation hereby employs the
Executive as President and Chief Executive Officer of the Corporation to perform such duties, consistent with the Executive's job title, as may be prescribed from time to time by the Board of Directors of the Corporation, and the Bank hereby employs the Executive as President and Chief Executive Officer of the Bank to perform such duties, consistent with the Executive's job title, as may be prescribed from time to time by the Board of Directors of the Bank; provided that if Executive becomes disabled within the meaning of the Corporation's Executive Long-Term Disability Plan but for the fulfillment of any time period required thereby, the Corporation and the Bank may reassign any and all of Executive's duties as President and Chief Executive Officer to another individual until such disability is terminated or Executive's employment is terminated. The Executive accepts such employment and agrees during the term of this Agreement to devote his full time and attention during normal business hours to the performance of such duties for the Employer, except to the extent he is relieved from doing so pursuant to the provision of the preceding sentence.

     2. Term. The term of the Executive's employment hereunder shall commence as of March 26, 1992 and continue for a term of three years thereafter; provided, however, that the term of such employment shall, unless otherwise terminated by notice given by the Employer or the Executive on or before any anniversary of the date of commencement of such employment, be automatically extended for an additional year upon each anniversary thereof.

     3. Compensation. As compensation for his services, the Bank (or, if the Bank is unable to do so for any reason, the Corporation) shall pay the Executive:

          (a) an annual salary (the "Base Salary") initially at the rate of $450,000 per annum, pro rated during 1992 to reflect the commencement of employment on March 26, 1992, and payable in substantially equal semimonthly installments, such Base Salary to be adjusted (but not below the initial Base Salary provided herein) from time to time in accordance with action of the Executive Compensation Committee of the Board of Directors of the Corporation (the "Committee"); and

          (b) a one-time-only signing bonus of $100,000 payable as soon as practicable upon commencement of the Executive's employment by the Employer.

In addition to the Base Salary and bonus payable to the Executive pursuant to subparagraphs 3(a) and (b) hereof, the Executive shall be eligible to receive, during each year of his employment by the Employer hereunder commencing in 1993 (with respect to the Corporation's 1992 fiscal year) a bonus of up to 75% of his Base Salary, and, with respect to fiscal years after 1993, a bonus in an amount to be determined from time to time by the Committee. Such bonus shall be payable, with respect to each fiscal year of the Corporation, not later than 90 days following the end of such fiscal year, shall be expressed and payable as a percentage of the Base Salary paid to the Executive during the preceding fiscal year, and shall be based upon the Executive's achievement of certain goals. The respective goals and levels of bonus payable shall be agreed to between the Executive and the Committee and shall be set forth from time to time in an addendum to this Agreement. Notwithstanding the foregoing, the Executive shall be entitled to and shall receive a bonus of a minimum of $45,000 not later than March 31, 1993 with respect to the Corporation's 1992 fiscal year.

     In addition to the compensation payable as described above, the Executive shall be entitled to participate in such employee benefit plans as may generally be made available to senior executive officers of the Employer, including, but not by way of limitation, the Corporation's Executive Life Insurance Plan and its Executive Long-Term Disability Plan.

     The Executive shall be reimbursed for the initiation fee (but not any dues or other similar charges) for one club of his choice in the New Orleans area and, subject to prior approval by the Committee, such other club initiation fees as the Committee shall have approved.

     The Executive shall be reimbursed for the cost of installation, maintenance and monitoring of an appropriate home security system for his residence in the New Orleans area;
provided, however, that such reimbursement shall be made only after approval by the Committee as to the amount of such reimbursement and the appropriateness of the system.

     The Executive shall be entitled to be reimbursed the reasonable fees and expenses incurred by him in having this Agreement reviewed by counsel.

     4.   Stock Options.

          (a) Executive acknowledges that the Corporation has granted to the Executive an option, pursuant to the Corporation's 1987 Stock Option Plan, as amended, (the "Plan") to purchase an aggregate of 400,000 shares of Class A Common Stock of the Corporation at a price per share of $4.1875, such price being the mean between the high and low reported sales price for shares of the Corporation's Common Stock on the New York Stock Exchange on the effective date of this Agreement. Such option is subject to all of the terms and conditions of the Plan, is evidenced by separate instruments containing all relevant terms and conditions, and becomes exercisable in accordance with the following schedule:

First Exercise Date           Shares Exercisable

  March 26, 1994      23,880  (Incentive Stock Option)
                     176,120  (Nonstatutory Stock Option)

  March 26, 1995      23,880  (Incentive Stock Option)
                      76,120  (Nonstatutory Stock option)

  March 26, 1996      23,880  (Incentive Stock Option)
                      76,120  (Nonstatutory Stock Option)


For purposes of this paragraph 3, the terms "Incentive Stock Option" and "Nonstatutory Stock Option" shall have the meanings set forth in the Plan.

          (b)  In addition to the options described in subparagraph
(a) of this Paragraph 3, the Executive will be granted options to purchase 300,000 shares of the Corporation's Common Stock on the first anniversary of the effective date of this Agreement, and 300,000 shares on the second anniversary of the effective date of this Agreement. Such grant or grants will be subject, among other things, to any restrictions or limitations imposed by or in connection with the arrangements and agreements entered into between the Corporation and the group of banks led by The Chase Manhattan Bank (National Association) (the "Bank Group") relating to the restructuring of the Corporation's debt to the Bank Group, but shall be on terms no less favorable to Executive than the terms of the options granted as of March 26, 1992 and shall provide that any option may be exercised after any Termination Date (as defined in Paragraph 6(d) hereof) of employment of Executive for a period of not less than three months (in the case of any incentive stock option) or four months (in the case of any other option) from such Termination Date. On the respective dates of grant, the number of shares purchasable pursuant to the options to be granted to the Executive pursuant to this provision shall be adjusted by a percentage equal to the percentage, if any, by which the aggregate number of shares of the Corporation's Common Stock outstanding on such grant date, (i) less the number of shares of Common Stock of the Corporation issued upon conversion of Preferred Stock issued to the Bank Group and (ii) plus any outstanding Common Stock equivalents that are exchangeable for or convertible into shares of Common Stock of the Corporation without the payment of additional consideration, exceeds or is less than the number of shares of the Corporation's Common Stock outstanding as of December 31, 1992. It is understood that by virtue of the above adjustment, among other things, any stock dividend, stock split or other reclassification which has the effect of increasing the number of outstanding shares of Common Stock of the Corporation shall increase proportionately, and any reverse split or other reclassification which has the effect of decreasing the number of outstanding shares of Common Stock of the Corporation shall reduce proportionately, the number of shares purchasable upon exercise of such options. The aggregate number of shares purchasable upon exercise of the options granted in each year, following adjustment as set forth above, shall be set forth on a schedule attached hereto and signed by the parties hereto.

     (c) The Corporation hereby undertakes to use its best efforts to obtain any consent of the Bank Group to the terms of the options granted pursuant to subparagraph (b) of this paragraph 3 as may be required under the terms of the restructuring. If such consent is not obtained and Executive is unable to receive the full number of options set forth in subparagraph (b) or receives options with terms less favorable than those options grant as of March 26, 1992, the Corporation will use its best efforts to provide to Executive a substantially similar benefit or a benefit having equivalent economic value as Executive would have received if such consent had been obtained, the provision of which benefit is acceptable to, or is not subject to the approval of, the Bank Group.

     5. Relocation Expenses. In addition to the foregoing compensation, the Bank shall reimburse the Executive for relocation expenses incurred by the Executive in connection with the relocation of his residence from Jacksonville, Florida, to New Orleans, Louisiana, subject to and in accordance with the provisions and limitations of the Hibernia Corporation Relocation Assistance New Hire Program. Notwithstanding the foregoing, the Executive shall be entitled, at a minimum, to:

          (a) Transportation of household items and vehicles to his new residence by a moving firm selected by the Employer;

          (b) Temporary living arrangements in New Orleans, including housing, long distance calls, car rental and all meal, laundry and dry cleaning expenses for up to 180 days from the effective date of this Agreement;

          (c) Reimbursement for one trip to the Executive's prior residence every three weeks during the temporary living period;

          (d) Reimbursement of duplicate expenses, such as homeowners' insurance, during the temporary living period;

          (e) Purchase or arrangement for the purchase of the Executive's house located at 10570 Scott Mill Road, Jacksonville, Florida in accordance with the Corporation's relocation policy at the value established in accordance with the appraisal or appraisals obtained pursuant to that policy;

          (f) Reimbursement of all non-recurring customary purchaser's closing costs incurred in connection with the Executive's purchase of a residence in New Orleans, including but not limited to appraisal fees; credit report fees; inspection fees, if required by the appraiser or the lender; abstract fees; attorneys' fees; recording fees; documentary stamps; survey; mortgage title insurance policy; pest inspection fee; and document preparation fee; but excluding mortgage points or loan origination fees; prepaid items such as hazard and flood insurance, real estate taxes, private mortgage insurance premiums and prepaid interest;

          (g) Reimbursement of up to two discount points and an origination fee on financing the purchase of the Executive's new residence in New Orleans; and

          (h) Reimbursement of up to $50 per day as a child care allowance while Executive's spouse is on a residence search trip or trips and the Executive's child is left at the Executive's former residence.

     6.   Termination.

          (a) The Executive acknowledges and agrees that his employment is at the pleasure of the Boards of Directors of the Corporation and the Bank, respectively, and that he may be removed at any time, with or without Cause, as hereinafter defined, by the Board of Directors of the Corporation or the Bank, as the case may be. The Corporation and the Bank acknowledge and agree that Executive may resign his employment with the Corporation or the Bank, as the case may be, at any time, with or without Good Reason, as hereafter defined. If the Executive is removed from his position as President and Chief Executive Officer of the Corporation or the Bank other than for Cause or his Disability, as hereinafter defined, or if Executive resigns his position with the Corporation or the Bank for Good Reason, (i) the Employer shall pay to the Executive within ten days of the Termination Date a lump sum severance payment in an amount equal to the Base Salary then in effect for the Executive plus an amount equal to any bonus or bonuses paid to Executive during the twelve months preceding the Termination Date,
(ii) Employer shall continue Executive's health and welfare benefits at Employer's expense for a one year period from the Termination Date, (iii) any stock options previously required to be granted pursuant to Paragraph 4(b) of this Agreement but not granted shall be deemed to have been granted on the date of the last previous grant of stock options to Executive at the exercise price on such date of grant, and (iv) any previously granted stock options and those deemed granted under clause (iii) not yet exercisable shall immediately become exercisable and (other than the incentive stock options granted as of March 26, 1992) remain exercisable for at least four months (three months in the case of any incentive stock option other than the incentive stock options granted as of March 26, 1992) from the Termination Date; provided, however, that in the event of such removal or resignation and notwithstanding the continuation of benefits hereunder following such removal or resignation, the Executive shall not be entitled to receive any bonus or other discretionary compensation declared or payable after the Termination Date but shall instead receive the payment provided in clause (i); and provided, further, that notwithstanding the foregoing, the Executive shall be entitled to receive the severance payment and benefits provided herein only once, regardless of the position from which he is removed or resigns.

          (b) (i) The term "Cause" shall mean the continuing and material breach by the Executive of his obligations under Section 1 (other than as a result of incapacity due to physical or mental illness) which is committed in bad faith or without belief that such breach is in or not opposed to the best interests of the Corporation and the Bank (except that any conflict between the interest of the Corporation and that of the Bank may be resolved by Executive as he considers appropriate) and which is not remedied in a reasonable period of time after receipt of written notice from the Board of Directors of the Corporation or the Bank, as the case may be, specifying such breach;

               (ii) Notwithstanding the foregoing, Executive's employment shall not be deemed to be terminated for Cause unless and until there shall be delivered to Executive a copy of a resolution duly adopted by the affirmative vote of not less than three-fourths of the entire membership of the Board of Directors of the Corporation or the Bank, as the case may be, at a meeting of the Board called and held for such purpose (after reasonable notice to Executive and an opportunity for Executive, together with his counsel, to be heard before the Board), finding that in the good faith opinion of the Board Cause existed for Executive's termination, and specifying the facts and circumstances constituting Cause.

          (c)  The term "Good Reason" shall mean

               (i) the assignment to the Executive of any duties inconsistent in any respect with the Executive's position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as contemplated by Section 1, or any other action by the Corporation or the Bank which results in a diminution in such position, authority, duties or responsibilities, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied promptly after receipt of notice thereof given by the Executive, and excluding any reassignment of duties pursuant to the provisions of Paragraph 1 hereof;

               (ii) any failure to comply with any of the provisions of this Agreement, other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and which is remedied promptly after receipt of notice thereof given by the Executive;

               (iii) the Company's requiring the Executive, without his consent, to be based at any office or location other than New
Orleans, Louisiana.

               (iv) any purported termination by the Company of the Executive's employment otherwise than as expressly permitted by this Agreement;

               (v) any failure by the Company to comply with and satisfy Paragraph 13(a) of this Agreement;

               (vi) the consistent failure by the Board of Directors to approve recommendations for corporate action requiring Board approval made in good faith by Executive; or

               (vii) the failure for any reason of Executive to be reelected to the Board of Directors of the Corporation or the Bank.

For purposes of this Section, any good faith determination of "Good Reason" made by the Executive shall be conclusive.

          (d) The term "Termination Date" shall mean the date of receipt by Executive, in the case of a termination of Executive's employment by Employer, or by the Employer, in the case of the termination of Executive's employment by Executive, of written notice of termination of Executive's employment given by the party terminating such employment, provided that in the case of any termination by Employer without Cause or by Executive for Good Reason, Executive shall remain an employee of Employer without specific duties until the earlier of the end of the three month period following the date of such notice or the day following the exercise of all incentive stock options granted to Executive on March 26, 1992, notwithstanding that pursuant to Paragraph 6(a) a Termination Date has occurred.

          (e) If the Board of Directors of the Corporation or the Bank determines in good faith that the Disability of the Executive, as defined below, has occurred, it may cause written notice to be given to Executive that his employment with the Corporation and the Bank will be terminated effective as of the end of any waiting period provided in the Corporation's Executive Long-Term Disability Plan. The term "Disability" shall mean (i) the absence of Executive from his duties on a full-time basis for 120 consecutive days as a result of incapacity due to mental or physical illness or (ii) any physical or mental illness which is determined to be total and permanent by a physician selected by the Corporation and the Bank and reasonably acceptable to Executive or his legal representatives and which renders Executive incapable of performing his duties hereunder. If Executive is terminated as a result of Disability, he shall be entitled to receive (i) the payment and benefits provided in subdivisions (i), (ii) and (iv) of Paragraph 6(a) of this Agreement in addition to any payments and benefits to which he would be entitled under any other plan of the Corporation and the Bank, including but not limited to the Corporation's Executive Long-Term Disability Plan (the "Disability Plan") and (ii) if the Executive is not otherwise eligible for maximum benefits under the Disability Plan, the maximum amounts that would be payable to him thereunder if he were so eligible; provided that any options not exercisable shall become exercisable on the date of such notice; and provided that the time for the exercise of such options shall be the later of the period stated herein or the period stated in the instrument granting such option.

          (f) This Agreement shall automatically terminate upon the death of Executive, without any liability on the part of the Corporation or the Bank other than for the unpaid balance of Executive's salary and bonus on the date of his death and those benefits payable under the employee benefit plans of Employer; provided that nothing herein shall be deemed to prevent the exercise of any stock option that by its terms is exercisable after the death of Executive.

     7. Confidential and Proprietary Information. The Executive acknowledges and agrees that any and all nonpublic information regarding the Corporation, the Bank and the customers of either of them or any other direct or indirect affiliate of the Corporation is confidential and the unauthorized disclosure of such information will result in irreparable harm to the Bank and the Corporation.
The Executive shall not, during his employment by the Employer and for a period of five years thereafter disclose or permit the disclosure of any such information to any person other than a person employed by the Employer or Executive or engaged by the Employer or Executive to render professional services to the Employer or Executive under circumstances requiring such person to adhere to an obligation of confidentiality with respect to the Employer, except as such disclosure may be required by statute, regulation or judicial or administrative order. Such disclosure shall be deemed to be so required if required by such statute, regulation or order (including any subpoena or other demand for information purporting to be made under authority of any statute, regulation or order) on the face thereof, and Executive shall have no obligation to contest such statute, regulation or order. The term "confidential information" does not include any information which, at the time of disclosure, is in the public domain. The provisions of this paragraph 7 shall survive any termination of this Agreement, other than a termination resulting from a breach of this Agreement by Employer or a termination resulting from regulatory action, and the Executive agrees that, upon leaving the employ of the Employer for any reason, he will not take with him any document belonging to the Employer or any of its affiliates which is of a confidential or proprietary nature relating to the Employer or any such affiliate; provided that Executive may retain copies of any document pertaining to this Agreement or to his actions as a director or officer of the Corporation or the Bank.

     8.   Noncompetition.

          (a) For as long as he is employed by the Employer and for a period of two years thereafter, provided that the Corporation and the Bank have complied and are complying with this Agreement and that no regulatory action of the type contemplated by subparagraph 16(b) has occurred, the Executive shall not, without the prior written consent of the Employer, in any of the Restricted Areas identified below, carry on or engage, whether on his own behalf or on behalf of any other person or entity or otherwise, in any activity as an executive officer or principal shareholder of any commercial bank, so long as the Employer carries on the commercial banking business and has a full service bank location therein, i.e., a bank location therein that both accepts demand deposits or transaction accounts and makes commercial loans. If the Executive breaches the provisions of this Paragraph 8, then, in addition to any other remedies to which the Employer may be entitled (which shall include, at its option, injunctive relief), the Executive's rights to any further payments hereunder shall immediately be forfeited and the Executive shall not be entitled to receive any further amounts hereunder.

          (b) For purposes of this Agreement, each of the following areas constitutes a Restricted Area:

               (i)  the following parishes in the State of
Louisiana: Bossier, Caddo, East Baton Rouge, Jefferson, Lafayette, Livingston, Orleans, Ouachita, Rapides, St. John the Baptist, and
St. Tammany;

               (ii) during the term of the Executive's employment hereunder, each parish in the State of Louisiana in which the Employer from time to time is engaged in the commercial banking business and has a full service bank location therein;

               (iii) after the Executive's employment hereunder has terminated, each parish in the State of Louisiana in which the Employer is engaged in the commercial banking business and has a full service bank location therein with deposits in excess of $150 million at the time of such termination;

               (iv) during the term of the Executive's employment hereunder, such counties outside the State of Louisiana in which the Employer from time to time is engaged in the commercial banking business and has full service bank locations therein;

               (v) after the Executive's employment hereunder has terminated, such counties outside the State of Louisiana in which the Employer is engaged in the commercial banking business and has full service bank locations therein with deposits in excess of $150 million at the time of such termination; and

               (vi) such other or alternative geographic areas as a court of competent jurisdiction determines to be reasonable in light of the circumstances and purposes of this Agreement.

If the Employer ceases to engage in business in a portion of a Restricted Area, such portion shall thereupon cease to be part of such Restricted Area unless and until the Employer again carries on or engages in business therein, but all remaining portions of such Restricted Area shall continue to be part thereof.

          (c) For purposes of this Paragraph 8, the business of the Employer shall include that which is conducted from time to time directly by it and that which is conducted from time to time through its subsidiaries, corporate affiliates and divisions.

          (d) If any portion of this Paragraph 8 shall be determined to be invalid or unenforceable for any reason, the remaining provisions of this Paragraph 8 shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by applicable law. Without limiting the generality of the preceding sentence, if it is determined that any Restricted Area exceeds the maximum area in which Paragraph 8 may lawfully apply, or that Paragraph 8 otherwise exceeds any maximum limitation imposed by law, then it is the intention of the parties that Paragraph 8 shall not thereby be rendered unenforceable, but rather that the excessive provision be modified so as to render Paragraph 8 enforceable to the maximum extent.

     9. Notices. All notices and other communications provided for by this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or mailed by United States certified mail, return receipt requested, postage prepaid, addressed as follows:

     If to the Executive:

     Stephen A. Hansel
     1907 Palmer Ave.
     New Orleans, LA 70118

     If to the Corporation:

     Hibernia Corporation
     P. 0. Box 61540
     New Orleans, Louisiana 70161
     Attention:  Chairman, Executive Compensation
                Committee of the Board of Directors

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

     10. Fees and Expenses of Executive. If it shall be necessary or desirable for the Executive to retain legal counsel and/or incur other costs and expenses in connection with the enforcement of any of his rights under this Agreement, the Employer shall pay his reasonable attorneys' fees and costs and expenses in connection with the enforcement of such rights, but only in the event that judgment is entered in favor of the Executive against the Employer.

     11. Governing Law. The provisions of this Agreement shall be interpreted and construed in accordance with, and enforcement may be had under, the law of the State of Louisiana; provided, however, that the provisions of Paragraph 8 are to be interpreted and construed in accordance with, and enforcement may be had under, the law of the jurisdiction in which the Executive is or is proposing to render the services or is or is proposing to carry on or engage in the business which is or is alleged to be a breach of Paragraph 8.

     12. Successors to the Corporation. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. The Corporation or the Bank, as the case may be, will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Corporation or the Bank to assume expressly in writing and agree to perform this Agreement in the same manner and to the same extent that the Corporation or the Bank would be required to perform it if no such succession had taken place; provided, however, that nothing herein contained shall relieve the Corporation and the Bank from joint and several or solidary liability hereunder.

     13.  Change of Control.

          A. For purposes hereof, a "Change of Control" shall be deemed to occur with respect to the Employer if:

               (i)  a person, including a "group" as defined in
Section 13(d)(3) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, becomes the beneficial owner of shares of the Corporation having 50% or more of the voting power of the Corporation; or

               (ii) the Corporation shall have sold or disposed of all or substantially all of its assets or substantially all of the assets of the Bank; or

               (iii) during any period of two consecutive calendar years, the individuals who at the beginning of such period constituted the Board of Directors of the Corporation cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election, by the Corporation's shareholders of each new director was approved by a vote of at least a majority of the directors then still in office who are directors at the beginning of the period or persons nominated or elected by such directors.

          B. If within one year following a Change of Control, the employment of Executive is terminated without Cause or the Executive resigns for Good Reason, (i) in lieu of the compensation provided in Paragraph 6(a)(i), the Executive shall be paid, within ten days of the Termination Date, a lump sum equal to the Base Salary then in effect for the Executive for the then remaining term of this Agreement plus an amount equal to three times the highest cash bonus that could have been paid to the Executive by the Employer for the year in which the termination or resignation occurs, (ii) the Executive shall receive the benefits provided in Paragraph 6(a)(ii),
(iii) and (iv) of this Agreement, and (iii) the Executive shall be paid an additional amount of cash sufficient for Executive to pay any excise tax or penalty as the result of any application of
Section 4999 of the Internal Revenue Code, or its then equivalent, and to pay any income and excise taxes on the cash payment provided by this Paragraph 13(b)(iii).

     14. Severability. If any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by applicable law.

     15. Entire Agreement/Amendment. This Agreement sets forth the entire agreement of the parties hereto and supersedes all prior agreements, understandings and covenants (except as otherwise provided herein) with respect to the subject matter hereof. This Agreement may be amended or cancelled only by mutual agreement of the parties and only in writing.

     16.  Regulatory Matters.

          (a) It is expressly understood that the terms of this Agreement and any payments required to be made hereunder are subject to receipt of any and all required regulatory approvals and are and shall be made only upon receipt of and in accordance with the terms of any and all such required approvals. Employer shall use its best efforts to obtain such approvals, and Executive shall have the right to review and comment on any application for such approvals.

          (b) If any law or regulation adopted pursuant thereto requires, or any regulatory agency pursuant to statutory authority lawfully orders, the Corporation or the Bank to reduce the term of this Agreement or to prohibit any extension of the term hereof, or any payment hereunder, the Corporation or the Bank, as the case may be, upon approval of its Board of Directors after providing Executive an opportunity to be heard with respect to the matter, may comply with the terms of such law, regulation or order without any penalty or other consequence, monetary or otherwise, to any party to this Agreement; provided that nothing herein shall be deemed to relieve any person not subject to such law, regulation or order from any obligation such person may have under this Agreement.

          (c) If, as set forth in clause (a) or (b) above, in accordance with the terms of any such law, regulation or order, the provision to Executive of any benefit hereunder is prohibited or reduced, the Corporation or the Bank, as the case may be, will use its best efforts to provide to Executive a substantially similar benefit or a benefit having equivalent economic value, the provision of which complies with such law, regulation or order or is approved by the applicable regulatory agency.

     17. Corporation Liability. The parties recognize that the enforceability of employment contracts with a national bank is subject to uncertainty and that Executive, as a result thereof, may be prevented from obtaining any or all of his rights hereunder from the Bank. The Corporation agrees that if for any reason the Bank is prevented from performing its obligations hereunder, it will perform each and every such obligation as if it were the sole party to this Agreement and without regard to whether this Agreement specifies certain obligations to be that of the Bank rather than the Corporation; provided that nothing herein shall require the Corporation to perform such obligation in violation of Paragraph 16(b) of this Agreement.

     IN WITNESS WHEREOF, the Executive has hereunto set his hand and, pursuant to the authority of their respective Boards of Directors, Hibernia Corporation and Hibernia National Bank have caused these presents to be executed in their name and on their behalf, all as of the day and year first above written.


                         HIBERNIA CORPORATION


                         By:  /s/ Robert H. Boh
                              --------------------------
                              Robert H. Boh
                              Chairman of the Board of Directors


                         HIBERNIA NATIONAL BANK



                         By:  /s/ Robert H. Boh
                              --------------------------
                              Robert H. Boh
                              Chairman of the Board of Directors


                              /s/ Stephen A. Hansel
                              --------------------------
                              Stephen A. Hansel

                            SCHEDULE A

                      CALCULATION OF OPTIONS
                TO BE GRANTED AS OF MARCH 26, 1993


     Shares Outstanding as of
           March 26, 1993                     82,406,902
     Deduct shares issued to
           Chase upon conversion
           of their preferred stock           21,818,181
                                              ----------
                                              60,588,721
     Number of Shares outstanding
           as of March 26, 1992               28,283,148


     60,588,721 divided by 28,283,148 = 2.1422198

     300,000 x 2.1422198 = 642,666




Reviewed and accepted:

     Hibernia Corporation                    Stephen A. Hansel


By: /s/ Robert H. Boh                       /s/ Stephen A. Hansel
    ------------------                      ----------------------

EXHIBIT 13
PORTIONS OF THE 1993 ANNUAL REPORT TO SECURITY HOLDERS OF HIBERNIA CORPORATION



HIBERNIA CORPORATION INFORMATION


Corporate Offices             Mailing Address
313 Carondelet Street         P.O. Box 61540
New Orleans, LA 70130         New Orleans, LA 70161
                              504-586-5552*

Stock Listing
     The common stock of Hibernia Corporation is traded on the New York Stock Exchange under the ticker symbol "HIB." Price and volume information are listed under "Hibernia" and "HIB" in The Wall Street Journal and under similar designations in other daily newspapers. At December 31, 1993, Hibernia Corporation had 10,519 shareholders of record and 2,522 full-time equivalent employees.

Registrar and Transfer Agent
     Shareholders requesting a change of address, records or information about lost certificates should contact:

     Chemical Bank
     Securityholder Relations Department
     450 W. 33rd Street, 8th Floor
     New York, New York  10001
     Toll-free: 800-647-4273

Dividend Reinvestment and Stock Purchase Plan
     Hibernia's Dividend Reinvestment and Stock Purchase Plan is an economical, convenient way for shareholders to increase their holdings of the Company's stock. Once enrolled in the plan, shareholders may purchase new shares directly from the Company by reinvesting cash dividends, making optional cash purchases or both.

Information
     Shareholders, media representatives and other individuals seeking copies of the annual report, Form 10-K and Form 10-Q, as well as general information, should contact Jim Lestelle, Manager of Corporate
Communications, toll-free at 800-245-4388 or 504-586-5482.*
     Analysts and others seeking financial data or a prospectus on the Dividend Reinvestment and Stock Purchase Plan should contact Linda Meche, Manager of Finance and Investor Relations, or Bob Close, Treasurer, toll-free at 800-245-4388 or 504-586-2180.*

Duplicate Mailings
     The Company is required to mail information to each name on its shareholder list, even if it means sending duplicates. Shareholders wishing to eliminate duplicate mailings should send a written request to Chemical Bank at the address on this page indicating which names should be removed. This will not affect dividend or proxy mailings.

*Prefix changes to 533 effective May 2, 1994.

STOCK PRICE AND DIVIDEND INFORMATION
                           1993                          1992
               ---------------------------   ----------------------------
                                  Cash                            Cash
                Market Price(1)  Dividends    Market Price(1)   Dividends
                  High     Low   Declared     High     Low      Declared
               ----------------  ---------   ---------------    ---------
Frist Quarter    $7.88    $6.00        -     $5.13    $2.50        -
Second Quarter   $8.13    $6.38        -     $6.88    $4.00        -
Third Quarter    $8.50    $6.63    $0.03     $6.25    $4.25        -
Fourth Quarter   $9.00    $6.88        -     $6.00    $4.25        -

(1) NYSE closing price

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1993 Highlights

     Highlights of Hibernia Corporation's performance for 1993 include the following:

     *Net income of $48.0 million ($.58 per share), the Company's first full year of profit since 1989.
     *Re-establishment of quarterly dividends with the payment of $.03 per share in the fourth quarter, the first since the first quarter of 1991. *Decline in nonperforming assets to $82.4 million, a $97.6 million or 54.2% reduction from year-end 1992.
     *Improvement in the loan delinquency ratio to .4% of total loans, compared to 1.1% at the end of 1992.
     *Decline in net charge-offs to $19.7 million, a $54.3 million or 73.4% reduction compared to $74.0 million in 1992.
     *Increase in reserve coverage of nonperforming loans to 292.3%, compared to 142.1% at the end of 1992, despite a reduction in the reserve to $159.1 million, resulting from a $6.2 million negative provision and $19.7 million in net charge-offs.
     *Increase in the net interest margin to 4.60%, compared to 4.37% in 1992.
     *Further strengthening of total risk-based and leverage capital ratios for the Company and the Louisiana Bank. The Company's ratios were 16.87% and 8.25%, while the Louisiana Bank's ratios were 14.67% and 7.04% at year-end 1993.
     *Negotiation of a new data processing contract that should enhance customer service, promote operating efficiencies and result in significant future savings. A $12.0 million non-recurring charge was recorded in the fourth quarter to reflect costs associated with the change in data processing vendors and related software.
     *Termination of restrictive regulatory agreements with the Federal Reserve Bank of Atlanta and the Office of the Comptroller of the Currency under which the Company and the Louisiana Bank had been operating since 1991.
     *Upgrades by leading rating agencies for Hibernia Corporation and the Louisiana Bank.
     *Announcement of merger agreements which, when consummated, would increase the Company's assets by approximately $900 million, or 20%, to $5.7 billion. These mergers are subject to certain conditions, but consummation is anticipated in 1994.


Financial Condition:

Earning Assets

     Earning assets include loans, securities and short-term investments and are the Company's main source of income. Average earning assets totaled $4.3 billion in 1993, compared to $4.6 billion in 1992 and $6.2 billion in 1991.

     Average earning assets decreased $294.4 million in 1993 due to the sale of the Texas Bank in 1992, which resulted in a $378.9 million decrease. Otherwise, average earning assets increased $84.5 million as the Company began to emerge from downsizing in previous years required to increase capital ratios. Loans comprised 51.8% of average earning assets in 1993, compared to 63.5% in 1992, while securities held to maturity increased to 32.2% from 16.8% during the same period (see discussion of securities classification under "Securities"). Funds were reinvested primarily in adjustable-rate mortgage-backed securities as the loan portfolio declined as a result of continued weak loan demand in the first half of 1993 and continuing efforts to decrease problem and potential problem loans. The remaining earning assets are liquid assets which include securities available for sale and short-term investments.

Loans

     The Company's objective is to deploy the optimal level of its funding sources into loans in order to meet customer credit needs and achieve yields that are generally higher than those available on alternative earning assets, while considering liquidity and credit quality. In addition, lending relationships afford the opportunity to cross-sell other products, thus creating additional sources of income.

     Average loans declined $694.0 million in 1993, reflecting both the sale of the Texas Bank ($292.5 million) and downsizing efforts in 1992, which emphasized reducing non-relationship lending. In addition, successful efforts to improve asset quality through the resolution of nonperforming loans resulted in a decline in average loans. Loans at year-end 1993 totaled $2.3 billion, $32.0 million (1.4%) lower than at year-end 1992.

     Table 1 details Hibernia's loan portfolio according to industry concentration. Consumer loans grew $121.8 million (16.6%), while commercial loans decreased $153.8 million (9.5%) in 1993. The portfolio mix was 36.7% consumer and 63.3% commercial at year-end 1993, compared to 31.0% and 69.0%, respectively, at year-end 1992. This change results from a strategy to seek growth in consumer lending while maintaining the Company's preeminence in Louisiana commercial lending.

Commercial Loans
     Contraction in the commercial loan portfolio in 1993 was the result of continued efforts to reduce the level of nonperforming loans and refocus lending efforts in Louisiana, as well as a general weakness in loan demand.

     Commercial real estate loans totaled $308.9 million at year-end 1993, a $30.1 million decline from 1992 and a $152.1 million decrease from year-end 1991. These declines were the result of planned dispositions to reduce the risk in the loan portfolio. Nonperforming commercial real estate loans were $15.7 million at December 31, 1993, compared to $43.5 million at December 31, 1992, a reduction of 63.9%.

     At year-end 1993, 64.4% of the Company's commercial real estate loans were located in Louisiana. No other state accounts for more than 7%. Management expects to continue emphasizing Louisiana-based lending and balancing the mix of the portfolio by project type and tenant diversification.

Consumer Loans
     The increase in consumer loans to $854.8 million at December 31, 1993, from $733.0 million at December 31, 1992, and the increase in the percentage of the total portfolio to 36.7% at December 31, 1993, from 31.0% at December 31, 1992, results primarily from increased marketing efforts, new product development and extended service hours, designed to maximize the effectiveness of the Company's extensive statewide office network.

     Indirect lending was a major focus within consumer lending in 1993. Until late 1991, the Company was one of the market leaders in indirect lending in Louisiana. Indirect lending is primarily conducted through automobile dealerships. Management shifted its emphasis away from indirect lending during the downsizing efforts of 1992. During 1993, management focused on rebuilding the indirect lending infrastructure and relationships. As a result, this portfolio increased to $238.2 million at December 31, 1993, from $139.3 million at December 31, 1992. This growth is primarily the result of increases in existing indirect relationships. New relationships are also being developed.

Securities

     At the end of 1993, total securities were $1.9 billion, an increase of $471.3 million, or 32.5%, from the end of 1992. Of total securities, 99% are securities of the U.S. government or its agencies. The composition of the securities portfolios is shown in Table 2.

     On December 31, 1993, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires the classification of securities into one of three categories: Trading, Available for Sale or Held to Maturity. Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates this classification periodically.

     Trading account securities are held for resale in anticipation of short-term market movements. These securities are carried at market value and are included in short-term investments. Gains and losses, both realized and unrealized, are reflected in earnings.

     Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Held to maturity securities are stated at amortized cost.

     Securities not classified as trading or held to maturity are classified as available for sale. Available for sale securities are stated at fair value, with unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. The Company may sell these securities prior to maturity in response to liquidity demands. They also may be used as a means of adjusting the interest rate sensitivity of the Company's balance sheet through sale and reinvestment. Management has established a minimum acceptable level of available for sale securities which is equal to 10% of non-collateralized deposits.

     Prior to December 31, 1993, the Company classified securities as held for sale (available for sale) and investment securities (held to maturity) based on criteria which did not differ significantly from that required by the new standard. Held for sale securities were recorded at the lower of cost or fair value.

Trading Securities
     The Company held no trading securities at December 31, 1993, and there was no significant trading activity during 1993 or 1992.

Securities Available for Sale
     Average securities available for sale decreased $66.0 million in 1993, reflecting contractual payments and prepayments of principal, primarily related to residential mortgage refinancings resulting from the low interest rate environment through 1993.

Securities Held to Maturity
     Average securities held to maturity increased $616.9 million from 1992 to 1993. In light of reduced loan demand in the first half of 1993, management elected to invest in adjustable-rate mortgage-backed securities.

     Maturities and yields of securities at year-end 1993 are detailed in Table 3. Mortgage-backed securities are classified according to contractual maturity without consideration of contractual repayments or projected prepayments.

     At December 31, 1993, the available for sale portfolio included $50.9 million, and the held to maturity portfolio included $565.5 million, of adjustable-rate mortgage-backed securities which reprice monthly. The Company purchased these adjustable-rate securities to shorten the average repricing period of its portfolio as part of its continuing strategy to reduce interest rate risk.

     The average repricing period of securities available for sale at December 31, 1993, was 4.1 years, compared to 4.7 years and 5.8 years at December 31, 1992, and 1991, respectively. Similarly, the average repricing period of securities held to maturity at December 31, 1993, was 2.5 years, compared to 5.0 years and 4.1 years at December 31, 1992, and 1991, respectively.

Asset Quality

     Nonperforming assets consist of nonaccrual loans (loans on which interest income is not currently recognized), restructured loans (loans with a below-market rate due to the deteriorated financial condition of the borrower) and foreclosed assets (assets to which title has been assumed in satisfaction of debt and in-substance foreclosures). In-substance foreclosures include loans for which the market value of the collateral is less than the loan obligation, it is uncertain that the borrower has the capacity to repay the loan in full, and management expects ultimate repayment to come from foreclosure on or liquidation of the collateral. Generally, all payments received in satisfaction of debt on nonperforming loans are applied to reduce principal. Certain nonperforming loans are current as to principal and interest payments but are classified as nonperforming because there is a question concerning full collectibility of both principal and interest.

     Nonperforming assets totaled $82.4 million at year-end 1993, $179.9 million at year-end 1992 and $319.0 million at year-end 1991. Year-end 1991 amounts include $15.3 million of nonperforming assets attributable to the Texas Bank. Excluding the Texas Bank, nonperforming assets declined 54.2% compared to year-end 1992 and 72.9% compared to year-end 1991. These significant declines are the result of the Company's efforts to improve asset quality. The composition of nonperforming assets for the past five years is illustrated in Table 4.

     Table 5 lists the varying performance classifications of nonperforming assets, a significant portion of which was current or substantially performing (paying more than 85% of contractual obligations).

     Nonperforming loans totaled $54.5 million at year-end 1993, $130.2 million at year-end 1992 and $213.5 million at year-end 1991. Nonperforming loans attributable to the Texas Bank totaled $10.7 million at year-end 1991. Excluding the Texas Bank, nonperforming loans declined 58.2% compared to year-end 1992 and 73.1% compared to year-end 1991.

     Table 6 details nonperforming loan activity during 1993 by industry concentration. The significant reduction in nonperforming loans is primarily the result of payments, sales and returns to performing status. Additions to nonperforming loans of $42.5 million in 1993 were substantially less than additions of $157.8 million in 1992. Gross charge-offs of nonperforming loans of $23.0 million and transfers to foreclosed assets of $1.2 million in 1993 were significantly reduced from 1992 levels of $80.8 million and $26.7 million. Of the total $54.5 million in nonperforming loans at year-end 1993, 57.0% were current as to principal and interest payments, but uncertainty existed regarding the full collectibility.

     In addition to the nonperforming loans discussed above, there are $33.7 million of commercial loans for which payments are current but, in management's opinion, are subject to potential future classification as nonperforming or past due.

     Foreclosed assets, which are recorded at fair value less estimated cost to sell, totaled $27.9 million at year-end 1993, $49.7 million at year-end 1992 and $105.5 million at year-end 1991. Foreclosed assets attributable to the Texas Bank were $4.6 million at year-end 1991. Excluding the Texas Bank, foreclosed assets declined 43.9% compared to year-end 1992 and 72.3% compared to year-end 1991. Table 7 provides details concerning the property types of foreclosed assets at December 31, 1993.

     One measure of asset quality is the level of nonperforming assets compared to total loans plus foreclosed assets (nonperforming asset ratio). At year-end 1993, the Company's nonperforming asset ratio was 3.50%, a significant improvement from 7.47% at year-end 1992 and 8.29% at year-end 1991.

     Another measure of asset quality is the amount of net charge-offs during the year compared to average loans. As illustrated in Table 9, net charge-offs in 1993 totaled $19.7 million, a $54.3 million decline from $74.0 million in 1992 and a $102.8 million reduction from $122.5 million in 1991. Net charge-offs as a percentage of average loans were .88% in 1993, 2.51% in 1992 and 2.63% in 1991.

     The level of accruing, delinquent loans (over 30 days past due) as a percentage of total loans is an indicator of potential problems in asset quality. This ratio declined to .4% at year-end 1993 from 1.1% at year-end 1992. At year-end 1991, the delinquency ratio was 2.3%. The decline was attributable to improved underwriting standards and collection efforts, as well as to stabilization in the economy and the lower interest rate environment which reduced debt service requirements for many borrowers.

Reserve and Provision for Possible Loan Losses

     The reserve for possible loan losses is composed of specific reserves (assessed for each loan for which a probable loss has been identified), general reserves and an unallocated reserve. Management continuously evaluates the reserve to ensure the level is adequate to absorb loan losses inherent in the loan portfolio. The provision expense is then recorded to maintain the reserve at the determined level. Factors contributing to the determination of specific reserves include the financial condition of the borrower, changes in the value of pledged collateral and general economic conditions. General reserves are established based on historical loss experience and trends in delinquencies of nonaccrual loans. The unallocated reserve serves to compensate for the possibility of changes in risk ratings of loans and specific reserve allocations. The board of directors reviews the adequacy of the reserve each quarter.

     The year-end 1993 reserve of $159.1 million provided 292.3% coverage of nonperforming loans, compared to $185.1 million, with 142.1% coverage, at year-end 1992 and $208.3 million, and 97.6% coverage, at year-end 1991. An allocation of the December 31, 1993, reserve is presented in Table 8.

     The provision for possible loan losses (a component of earnings) is the means by which the reserve for possible loan losses is adjusted to establish a reserve level considered adequate by management to absorb future potential loan losses. Due to the significant improvements in asset quality discussed earlier and reduced levels of net loan charge-offs as detailed in Table 9, a negative provision of $6.2 million was recorded in 1993. This compares to provisions of $66.3 million in 1992 and $178.3 million in 1991. The provisions attributable to the Texas Bank totaled $3.1 million in 1992 and $7.3 million in 1991.

Funding Sources:

Deposits and Borrowings

Deposits
     Deposits are the Company's primary source of funding for its earning assets. Hibernia offers a variety of products designed to attract and retain customers, with the primary focus on core deposits.

     Average deposits totaled $4.0 billion in 1993, a $7.1 million increase from 1992, excluding the deposits of the Texas Bank. Core deposits were stable at $3.3 billion or 82.6% of total deposits. Although average deposits experienced little growth, the mix in deposits changed significantly. Industrywide, consumers have responded to low interest rates by placing their maturing bank time deposits in higher-yielding investments, particularly mutual funds. A decrease in consumer time deposits of $102.9 million was offset by increases in lower-cost demand deposits, NOW accounts and savings deposits totaling $103.0 million. Total deposits at year-end 1993 were $4.1 billion, a $49.6 million increase from year-end 1992.

Borrowings
     The Company's borrowings historically have included long-term debt and short-term federal funds purchased. During 1993, the Company retired the $8.3 million debt that remained at the end of 1992. During 1992, the Company had paid down its $94.5 million debt from year-end 1991 as part of a debt restructuring and conversion of outstanding bank group debt into equity, the latter of which resulted, in part, from a successful rights offering in late 1992. The elimination of debt saved the Company more than $11 million in interest expense in 1993 compared to 1992.

     Federal funds purchased and securities sold under agreements to repurchase, short-term sources of funds, averaged $125.5 million in 1993, down 35.8% from $195.4 million in 1992 and down 54.6% from $276.7 million in 1991.

Interest Rate Sensitivity

     Interest rate risk is the potential impact of changes in interest rates on net interest income and results from mismatches in repricing opportunities of assets and liabilities over a period of time. Simulation models are utilized to estimate the effects of changing interest rates and various balance sheet strategies on the level of net interest income. Management may alter the mix of floating- and fixed-rate assets and liabilities, change pricing schedules and adjust maturities through sales and purchases of securities available for sale as a means of limiting interest rate risk to an acceptable level.

     Table 12 presents Hibernia's interest rate sensitivity position at December 31, 1993. This profile is based on a point in time and may not be meaningful because it does not consider subsequent changes in interest rate levels or spreads between asset and liability categories. Although securities available for sale are mostly fixed-rate and have average contractual maturities exceeding five years, these securities are required to be included in the 1-30 day category. Securities available for sale are carried at estimated fair value, with unrealized gains or losses recorded as a component of equity. Therefore, as interest rates rise, the level of shareholders' equity could be negatively affected as their carrying value is adjusted downward. The opposite would be true if interest rates fall.

     The 1-30 day deposit category also includes $938.5 million in money market accounts, which have indeterminate maturities. Money market rates are administered and do not necessarily reprice in a direct relationship to changes in interest rates.

     The Company enters into interest rate swap agreements in order to manage interest rate exposure and not for speculative purposes. Interest rate swap agreements involve the risk of dealing with counterparties and their ability to meet contractual terms. These counterparties must receive credit approval by appropriate loan committees of the Louisiana Bank before entering into a rate swap agreement. Notional principal amounts express the volume of these transactions, although the amounts potentially subject to credit and market risk are much smaller.

     The notional value of rate swaps totaled $26 million at year-end 1993, $26 million at year-end 1992 and $33 million at year-end 1991. Interest rate swaps included $15 million of deposit-related swaps in 1993, $15 million in 1992 and $20 million in 1991. These interest rate swaps were entered into as a hedge against longer-term deposits of the same maturity, exchanging a fixed rate of interest for a floating rate. Interest rate swap settlements are reflected in interest expense on an accrual basis. Cash received in these settlements during 1993 totaled $.8 million.

Net Interest Margin

     The net interest margin, or taxable-equivalent net interest income as a percentage of average earning assets, is affected by the Company's net interest spread (yield on earning assets minus rate on interest-bearing liabilities), the level of interest rates and associated money market spreads, the amount of nonperforming loans and the percentage of noninterest-bearing funds supporting earning assets.

     The net interest margin of 4.60% in 1993 compares to 4.37% in 1992 and 3.99% in 1991. The 23-basis-point increase in 1993 is the result of a significant decline in nonperforming loans, the replacement of high-cost long-term debt with equity and the favorable interest rate environment. In addition, a higher level of noninterest-bearing funds supported earning assets in 1993. The increase in the margin in 1992 compared to 1991 was primarily due to the impact of significantly wider interest rate spreads.

     The net interest margin is expected to decline somewhat in 1994 as funds received from maturities and prepayments of securities and loans are reinvested in similar instruments at lower yields in the current low-rate environment, while no further significant declines are expected in funding costs.

Results of Operations:

     The Company reported net income of $48.0 million, or $.58 per share, in 1993, compared to a net loss before extraordinary item of $7.9 million, or $.27 per share, in 1992 and a net loss before cumulative effect of accounting change of $144.0 million, or $5.12 per share, in 1991. The Company reported a net loss after an extraordinary loss on debt restructuring of $64.0 million, or $2.16 per share, in 1992. In 1991, the Company reported a net loss after effect of a change in accounting for lease expense of $165.6 million, or $5.89 per share.

     The improved operating results in 1993 are attributable to significant improvements in asset quality, continuing efforts to improve operating efficiency, an increase in the net interest margin and successful completion of the Company's recapitalization in 1992.

Net Interest Income

     Net interest income is the difference between total interest and fee income generated by earning assets and total interest expense incurred on interest-bearing liabilities and is affected by:

*Volume, yield and mix of earning assets.
*Level of nonperforming loans.
*Interest rate environment.
*Mix of interest-bearing liabilities.
*Amount of noninterest-bearing liabilities supporting earning assets.

     Net interest income on a taxable-equivalent basis declined $3.1 million, or 1.5%, to $200.0 million in 1993 from $203.1 million in 1992. Net interest income in 1991 was $247.0 million. Net interest income attributable to the Texas Bank totaled $20.2 million in 1992 and $40.3 million in 1991. Excluding net interest income of the Texas Bank in 1992, taxable-equivalent net interest income would have increased $17.1 million, or 9.3%, in 1993.

     The decrease in taxable-equivalent net interest income was primarily the result of a lower volume of earning assets due to the sale of the Texas Bank. This reduction was partially offset by the lower volume of nonperforming assets and a lower-cost liability mix. As indicated in Table 14, the reduction in volume resulted in a decline in taxable-equivalent net interest income of $10.3 million in 1993 compared to 1992. The lower level of nonperforming assets and improved liability mix resulted in a wider spread and, therefore, increased taxable-equivalent net interest income by $7.2 million, resulting in a $3.1 million reduction in net interest income.

Noninterest Income

     Service charges on deposits, trust fees, mortgage loan servicing fees and retail investment service fees were the largest contributors to noninterest income in 1993. Noninterest income totaled $67.2 million in 1993, compared to $64.3 million in 1992 and $76.0 million in 1991. Gains on sales of securities and noninterest income of the Texas Bank have been excluded in both years.

     The increase in 1993 compared to 1992 was primarily due to a $2.9 million charge to income in 1992 to record the loss on the sale of the Texas Bank. In addition, over the same period, trust fees increased $.9 million (8.1%) due to a new fee schedule imposed in the fourth quarter of 1992 and an 11.4% increase in trust assets, and service charges on deposits increased $.7 million (2.5%) reflecting increases in transaction accounts, including demand deposit, NOW and savings accounts.

     The decline in noninterest income in 1992 compared to 1991 resulted primarily from the reduction of credit card income of $5.3 million, as the credit card operation was sold in 1991; the $2.9 million loss on the sale of the Texas Bank; a decline in service, collection and exchange charges of $3.8 million, primarily the result of lower letter of credit fees; and a decline in trust fees of $1.5 million. Partially offsetting this decline was a $.5 million increase in service charges on deposits.

Noninterest Expense

     Noninterest expense totaled $219.5 million in 1993, compared to $205.4 million in 1992 and $253.5 million in 1991, excluding noninterest expense of the Texas Bank in 1992 and 1991 and the $13 million valuation adjustment on the Texas Bank in 1991.

     Noninterest expense in 1993 included non-recurring provisions for data processing enhancements and recognition of the economic impairment of certain of the Company's facilities, as well as significant additions to litigation reserves relating to a shareholder class-action suit and other suits.

     The $12 million provision for data processing enhancements is the result of the Company's decision to enter into a contract with a new data processing service provider. This provision represents an estimate of costs relating to conversion, write-downs of application software that will be replaced and penalties for termination of the previous contract. Under the new contract, the Company will install a new integrated platform of software applications, including improved banking-office and teller-automation systems, all of which will enhance customer service and promote operating efficiencies. The enhanced systems should be in place in early 1995.

     Included in other expenses is a charge of $2.7 million for the economic impairment of certain banking-office facilities and $10.4 million for additions to litigation reserves in connection with a shareholder class-action suit and other suits.

     Staff costs increased $5.3 million (6.8%) due to the reinstatement of management incentive programs, merit increases and higher medical insurance costs. Advertising and promotional expenses increased $3.0 million (142.8%) as the Company's strengthened financial condition enabled it to aggressively market new products during 1993.

     Deposit insurance and examination fees calculated under the new risk-based premium system increased $1.8 million (17.8%). Semiannual premiums paid in January 1993 were based on capital levels and supervisory ratings of the Louisiana Bank as of June 30, 1992, resulting in a 35% increase in the assessment rate from $.23 per $1,000 of deposits to $.31. The assessment rate used to calculate the July 1993 premium decreased to $.29, reflecting the improved capital position of the Louisiana Bank. A further 10% reduction in the rate to $.26 in January 1994 reflects an improved supervisory rating.

     The above increases were partially offset by reductions in foreclosed property expense of $13.6 million (86.2%) and loan collection expense of $1.4 million (26.7%), the result of the improved asset quality discussed earlier. In addition, professional fees decreased $3.5 million (31.9%), primarily due to non-recurring fees incurred in 1992 relating to the Company's restructuring.

     Noninterest expense for 1992 compared to 1991, excluding the Texas Bank, declined to $205.4 million from $266.5 million. Major components of the $61.1 million decline included staff costs, data processing outsourcing and foreclosed property expense, among other things.

     Staff costs declined by $17.5 million as a result of the Company's downsizing and the outsourcing of additional data processing operations. This expanded outsourcing resulted in a $5.1 million increase in outside data processing costs.

     Foreclosed property expense, net of gains from sales, declined $8.6 million due to significant reductions in the level of nonperforming assets. Noninterest expense for 1991 included a $13.0 million valuation charge to reduce the Company's carrying value of the Texas Bank in preparation for the Texas Bank's sale. In 1992, the loss of $2.9 million on the sale of the Texas Bank was recorded in noninterest income. Other noninterest expense declined $15.5 million, but no individual component was significant. Noninterest expense in 1991 included credit card expense of $3.1 million. The Company's credit card operation was sold in 1991.

     Management continues to monitor the efficiency ratio as a means of controlling costs and to evaluate the generation of additional fee income. The 1993 efficiency ratio of 82.15% changed slightly from the 1992 ratio of 82.10%, after excluding the impact of the Texas Bank. However, after adjusting for the non-recurring items discussed earlier, the 1993 ratio improved to 72.75%, which represents a significant improvement compared to 1992.

Income Taxes

     The Company recorded income tax expense of $1.7 million in 1993, compared to $.8 million and $1.0 million in 1992 and 1991. The Louisiana Bank is subject to a Louisiana shareholder tax based partly on income. The income portion of the Louisiana shareholder tax is reported as state income tax. In addition, subsidiaries of the Louisiana Bank are subject to Louisiana state income tax.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes." Due to limitations related to the valuation of deferred tax assets, there was no cumulative effect adjustment at adoption. During 1993, the Company recorded a deferred tax benefit equal to its current tax liability. The Company's net deferred tax asset at December 31, 1993, was fully supported by the Company's carryback potential of $10.2 million (representing taxes paid for 1993), plus one year of future expected earnings.

     The Company's operating results for the year ended December 31, 1993, including increased net income and reduced levels of nonperforming assets, and improving trends in the banking industry support the conclusion that projected future earnings for one year are "more likely than not" to occur. The ultimate realization of the deferred tax asset may be affected by credit risk and interest rate risk. Appropriate policies and procedures are in place to manage credit risk and interest rate risk to mitigate the uncertainties related to the ultimate realization of the deferred tax asset. Management will evaluate the realizability of the deferred tax asset quarterly to assess the need for and the balance of the valuation reserve.

     Total net future deductible temporary differences at December 31, 1993, were $195.7 million, excluding $17.5 million in alternative minimum tax credit carryforwards. The reserve for possible loan losses represents $159.1 million of the future deductible temporary differences. This reserve has been recognized as expense for financial reporting purposes but is not deductible for federal income tax purposes until the loans are charged off. Valued at the 35% statutory tax rate, the total future deductible amounts including alternative minimum tax credit carryforwards, if ultimately recognized, would generate tax benefits of $85.9 million. Approximately $22.0 million of those benefits are reflected as the Company's deferred tax asset at December 31, 1993. The amount of the deferred tax asset the Company can record in 1994 will be based on the increase in its carryback potential for taxes paid in 1994 and on its ability to generate future taxable income.

Capital

     Capital represents shareholder ownership in the Company. It provides a base for asset growth while serving, together with the reserve for possible loan losses, as a cushion against potential losses. With the Company's return to profitability, the primary sources of capital to support asset expansion will be utilization of existing capital, issuance of new stock and retention of future earnings.

     Regulations applicable to national banks and their holding companies prescribe minimum capital levels. These levels are based on established guidelines which relate required capital standards to both risk-weighted assets (risk-based capital ratios) and total assets (leverage ratio). In accordance with risk-based guidelines, assets and off-balance-sheet financial instruments are assigned a weight to measure their level of risk.

     Shareholders' equity totaled $428.4 at the end of 1993, compared to $369.1 million at the end of 1992 and $199.1 million at year-end 1991. The $59.3 million (16.1%) increase in 1993 was primarily due to current-year earnings and unrealized gains in securities available for sale. The recognition of the unrealized gains on securities available for sale resulted from the implementation of a new accounting standard, as discussed earlier. The 85.4% increase in 1992 reflected the Company's successful recapitalization.

     Total risk-based capital ratios for the Company and the Louisiana Bank were 16.87% and 14.67%, respectively, at year-end 1993. This compares to 14.68% and 11.87%, respectively, at year-end 1992 and 6.15% and 6.29%, respectively, at the end of 1991. Leverage ratios were 8.25% for the Company and 7.04% for the Louisiana Bank at the end of 1993, compared to 7.15% and 5.72% at year-end 1992 and 2.52% and 3.07% at year-end 1991. The current ratios significantly exceed the standards required for designation of an institution as "well-capitalized" by the regulators of the Company and the Louisiana Bank. Table 17 shows the calculation of risk-based capital ratios for the Company and presents a comparison of such ratios to the minimum regulatory standards.

     In the fourth quarter of 1993, the Company paid its first cash dividend since the first quarter of 1991. The amount of the dividend, declared and recorded in the third quarter, was $.03 per share. The Company expects to continue to pay regular quarterly dividends.

Liquidity

     Liquidity is a measure of a bank's ability to fund loan commitments and meet deposit maturities and withdrawals in a timely and cost-effective way. These needs can be met by generating profits, converting assets to cash and attracting new deposits. Management monitors liquidity through a periodic review of maturity profiles; yield and rate behaviors; and loan and deposit forecasts to minimize funding risks.

     Attracting and retaining core deposits at competitive rates is the Louisiana Bank's primary source of liquidity. The Louisiana Bank's extensive retail office network, aided by the introduction of new deposit products, provided $3.4 billion in core deposits at year-end 1993. Large-denomination certificates of deposit and public funds were additional sources of liquidity during the year.

     The Louisiana Bank's loan-to-deposit ratio at year-end 1993 declined to 56.2%, compared to 58.4% at the end of 1992 and 71.5% at the end of 1991. This decline, which represents an addition to liquidity, resulted from the combination of a modest increase in the deposit base and a continued decline in loans as a result of downsizing efforts and continued weak loan demand. To the extent that quality loan demand falls short of funding sources, the Louisiana Bank invests in securities or sells federal funds.

     The Parent Company requires liquidity to fund operating expenses and pay dividends. At December 31, 1993, the Parent Company had $56.3 million in funds remaining from the 1992 rights offering and the sale of the Texas Bank. A potential source of future liquidity would be dividends paid by the Louisiana Bank.

     The Consolidated Statements of Cash Flows can be used to assess the Company's ability to generate positive future net cash flows from operations and its ability to meet future obligations. The Company incurred a net decrease in cash and cash equivalents in 1993 of $395.7 million. This decrease was the result of cash used in investing activities of $570.8 million, primarily relating to a net increase in securities. Both operating and financing activities provided cash during 1993, with operations providing $106.6 million and financing activities providing $68.5 million. Cash provided by financing activities was primarily the result of increases in deposits and short-term borrowings.

     Cash and cash equivalents increased $224.0 million in 1992. Cash provided by operations totaled $151.1 million, and investing activities provided another $462.0 million, primarily through a net reduction in loans. Cash used in financing activities, primarily net deposit withdrawals, was $389.1 million.

     Cash and cash equivalents increased $23.2 million in 1991. Cash provided by operations totaled $97.4 million, and investing activities provided another $1.3 billion, primarily through a net reduction in loans, including $935.1 million from loan sales. Cash used in financing activities was $1.4 billion, of which $1.2 billion was required for net deposit withdrawals.

Fourth-Quarter Results

     The Company reported consolidated net earnings of $13.9 million in the fourth quarter of 1993, compared to $3.1 million in the fourth quarter of 1992 and $12.2 million in the third quarter of 1993. Earnings per share of $.17 for the fourth quarter of 1993 were a substantial improvement from the $.05 per share earned in the fourth quarter of 1992 and a $.02 increase from the third quarter of 1993.

     Fourth-quarter 1993 earnings included a $17.5 million negative provision for loan losses. The fourth quarter of 1992 included a provision for loan losses of $5.3 million. In addition, net interest income in the fourth quarter of 1993 was $4.1 million higher than the same quarter in 1992. These improvements were partially offset by the following non-recurring charges: the $12.0 provision for data processing enhancements, $4.8 million of litigation reserves and $2.7 million related to the economic impairment of certain facilities.

     The fourth-quarter 1993 negative provision and improved net interest income were primarily the result of improvements in asset quality and, in the case of net interest income, an improvement in the interest-bearing liability mix. As discussed earlier, the $12.0 million provision for data processing enhancements is expected to result in improved customer service, operating efficiencies and significant cost savings.

     The improvement in net income for the fourth quarter of 1993 compared to the third quarter of 1993 reflects the effect of the $17.5 million negative provision compared to the $2.5 million provision expense in the third quarter, offset by the $12.0 million provision for data processing enhancements, a $2.3 million increase in additions to the litigation reserve, $2.7 million in charges related to the economic impairment of certain facilities and a $1.7 million increase in income tax expense relating to the portion of Louisiana shareholder tax based on income.

     Net interest income, on a taxable-equivalent basis, totaled $49.4 million in the fourth quarter of 1993, compared to $45.6 million in the fourth quarter of 1992 and $48.7 million in the third quarter of 1993.

     The fourth-quarter 1993 increase in net interest income over both the fourth quarter of 1992 and the third quarter of 1993 was primarily the result of significant improvements in asset quality, evidenced by the decline in the level of nonperforming assets as a percentage of total loans and foreclosed assets from 7.47% and 4.37% at December 31, 1992, and September 30, 1993, respectively, to 3.50% at December 31, 1993. In addition, the Company improved its liability mix from the fourth quarter of 1992 to the fourth quarter of 1993 through the addition of lower interest rate deposits and the retirement of higher interest rate long-term debt.

     Average earning assets increased 2.4% to $4.3 billion in the fourth quarter of 1993 from $4.2 billion in the fourth quarter of 1992 and were up $29.6 million compared to the third quarter of 1993.

     Average securities for the fourth quarter of 1993 totaled $1.9 billion, an increase of 45.9% and 2.5% over the fourth quarter of 1992 and the third quarter of 1993, respectively. Average securities totaled $1.3 billion in the fourth quarter of 1992 and $1.9 billion in the third quarter of 1993.

     Average deposits increased 1.6% to $4.0 billion in the fourth quarter of 1993 from $3.9 billion in the fourth quarter of 1992. Average deposits were unchanged from the third quarter of 1993. In addition, the average cost of all interest-bearing funds declined to 2.99% during the fourth quarter of 1993, compared to 3.35% during the fourth quarter of 1992 and 3.02% during the third quarter of 1993.

     The net interest margin of 4.51% in the fourth quarter of 1993 was up from 4.28% in the fourth quarter of 1992 and virtually unchanged from 4.50% in the third quarter of 1993. The Company's margin in 1993 benefited from wider interest spreads and significantly reduced levels of nonperforming assets. Table 18 illustrates the components of net interest margin on a quarterly basis for 1993 and 1992.

     Noninterest income during the fourth quarter of 1993 was $17.1 million, a $.5 million, or 3.2%, increase from the fourth quarter of 1992 and a $.6 million, or 3.3%, increase from the third quarter of 1993. These increases were primarily the result of increased fees relating to trust services, deposits, mortgage loan servicing and retail investment services.

     Noninterest expense of $67.4 million in the fourth quarter of 1993 was $15.1 million higher than $52.3 million reported in the fourth quarter of 1992 and $17.7 million higher than $49.7 million in the third quarter of 1993.

     After adjusting for the non-recurring items in the fourth quarter of 1993, as discussed earlier, noninterest expense would have been $47.9 million, reflecting reductions of $4.4 million compared to the fourth quarter of 1992 and $1.8 million compared to the third quarter of 1993.

     Current earnings resulted in continued improvement in capital ratios during 1993. The Company's total risk-based capital and leverage ratios at December 31, 1993, were 16.87% and 8.25%, compared to 14.68% and 7.15% at
December 31, 1992. The December 31, 1993, total risk-based capital ratio was slightly lower than the September 30, 1993, ratio of 17.00% due to the Company's deployment of capital to higher-yielding earning assets which are classified in higher-risk categories for purposes of risk-based capital calculations. However, the December 31, 1993, leverage ratio was improved over the September 30, 1993, ratio of 7.98%.

CONSOLIDATED SUMMARY OF INCOME AND SELECTED FINANCIAL DATA (1)
Hibernia Corporation and Subsidiary
Years Ended December 31
($ in thousands, except per-share data)                   1993       1992       1991       1990       1989
                                                         --------   --------   --------   --------   --------
Interest income                                          $299,730   $356,734   $580,729   $699,505   $615,802
Interest expense                                          104,025    159,456    346,130    438,187    401,272
   Net interest income                                    195,705    197,278    234,599    261,318    214,530
Provision for possible loan losses                         (6,200)    66,275    178,330    166,825     36,400
   Net interest income after provision                    201,905    131,003     56,269     94,493    178,130
Noninterest income:
   Noninterest income                                      67,217     69,250     91,869    117,728     74,900
   Securities gains, net                                        -     17,190     17,801     11,722      5,175
Noninterest income                                         67,217     86,440    109,670    129,450     80,075
Noninterest expense                                       219,476    224,510    308,971    249,008    181,919
   Income (loss) before taxes, extraordinary item and
      cumulative effect of accounting change               49,646     (7,067)  (143,032)   (25,065)    76,286
Income tax expense (benefit)                                1,696        848        965    (14,070)    14,642
   Net income (loss) before extraordinary item and
      cumulative effect of accounting change               47,950     (7,915)  (143,997)   (10,995)    61,644
Extraordinary loss on debt restructuring                        -    (56,122)         -          -          -
Cumulative effect of accounting change
   in accounting for lease expense                              -          -    (21,643)         -          -
   NET INCOME (LOSS)                                      $47,950   ($64,037) ($165,640)  ($10,995)   $61,644

Income (loss) per share: (2)
Income (loss) before extraordinary item and
   cumulative effect of accounting change                   $0.58     ($0.27)    ($5.12)    ($0.40)     $2.30
Extraordinary loss on debt restructuring                        -      (1.89)         -          -          -
Cumulative effect of accounting change                          -          -      (0.77)         -          -
   NET INCOME (LOSS) PER SHARE                              $0.58     ($2.16)    ($5.89)    ($0.40)     $2.30

Pro forma amounts assuming the accounting change
   had been applied retroactively:
      Net income (loss)                                       N/A        N/A  ($143,997)  ($15,087)   $60,209
      Net income (loss) per share (2)                         N/A        N/A     ($5.12)    ($0.55)     $2.25

Cash dividends declared per share (2)                       $0.03     $    -      $0.15      $0.90      $0.91
Average shares outstanding (000s)                          83,175     29,608     28,117     27,453     26,767

SELECTED YEAR END BALANCES (in millions)
Loans                                                    $2,328.1   $2,360.1   $3,744.2   $5,166.0   $4,746.8
Deposits                                                  4,086.0    4,036.4    5,301.8    6,490.5    5,869.8
Debt                                                            -        8.3       94.5      104.4       55.4
Equity                                                      428.4      369.1      199.1      366.5      392.8
Total Assets                                              4,795.6    4,734.0    6,018.4    7,357.9    6,698.9

SELECTED AVERAGE BALANCES (in millions)
Loans                                                    $2,250.3   $2,944.3   $4,654.8   $5,106.3   $4,493.4
Deposits                                                  3,992.6    4,419.5    6,067.1    6,390.2    5,153.7
Debt                                                          3.0       83.1       96.5       87.1       38.5
Equity                                                      393.6      211.6      277.6      380.6      363.7
Total Assets                                              4,635.6    5,082.3    6,801.6    7,348.2    6,257.6

SELECTED RATIOS
Return on average assets                                     1.03%     -1.26%     -2.44%     -0.15%      0.99%
Return on average equity                                    12.18%    -30.26%    -59.67%     -2.89%     16.95%
Net interest margin (taxable-equivalent)                     4.60%      4.37%      3.99%      4.29%      4.15%
Dividend payout ratio                                        5.23%         -        N/M        N/M      39.57%
Average equity/average assets                                8.49%      4.16%      4.08%      5.18%      5.81%
Tier 1 risk-based capital ratio                             15.56%     13.15%      4.44%      5.72%      6.52%
Total risk-based capital ratio                              16.87%     14.68%      6.15%      7.36%      7.87%
Leverage Ratio                                               8.25%      7.15%      2.52%      3.95%      5.01%

(1) Prior years have been conformed to current-year presentation.  The Texas Bank was sold on December 31, 1992.
Effective June 30, 1992, and  until the date of sale, the accounts of the  Texas  Bank  were  reported under the equity method as a single line item in the financial statements, related tables and charts.  The accounts of the
Texas Bank were excluded from the computation of the Company's average balances effective June 30, 1992.
(2) Income (loss) per share data are based on the weighted  average number  of common shares  outstanding in the respective period.  Dividends per share are historical amounts.

CONSOLIDATED AVERAGE BALANCE SHEETS, YIELDS AND RATES
Taxable-equivalent basis (1)
                                                             1993                       1992                        1991
                                                            Interest                   Interest                    Interest
(Average balance sheet $ in millions,              Average  Income/  Yield/   Average  Income/  Yield/    Average  Income/   Yield/
interest income/expense $ in thousands)           Balances  Expense   Rate   Balances  Expense   Rate    Balances  Expense    Rate
                                                  -------------------------  --------------------------  ---------------------------
ASSETS
Interest-Earning Assets:
  Loans (2)                                      $2,250.3  $189,632  8.43 % $2,944.3  $258,989   8.80 % $4,654.8  $461,629   9.92 %
  Securities available for sale                     425.0    28,387  6.68      491.0    35,678   7.27          -         -      -
  Securities held to maturity:
    U.S. government securities and obligations
      of U. S. government agencies                1,397.2    77,542  5.55      780.2    53,453   6.85    1,300.0   114,629   8.82
    Other                                             0.1        10  9.55        0.2         8   5.17       68.1     7,373  10.83
      Total Securities Held to Maturity           1,397.3    77,552  5.55      780.4    53,461   6.85    1,368.1   122,002   8.92
  Short-term investments                            272.3     8,413  3.09      423.6    14,417   3.40      169.8     9,455   5.57
      Total Interest-Earning Assets               4,344.9  $303,984  7.00 %  4,639.3  $362,545   7.81 %  6,192.7  $593,086   9.58 %
Reserve for Possible Loan Losses                   (186.6)                    (213.3)                     (196.8)
Noninterest-Earning Assets:
  Cash (excluding items in process of collection)   104.2                      108.6                       145.8
  Items in process of collection                     95.0                      108.7                       193.5
  Other assets                                      278.1                      439.0                       466.4
      Total Noninterest-Earning Assets              477.3                      656.3                       805.7
      Total Assets                               $4,635.6                   $5,082.3                    $6,801.6


LIABILITIES AND SHAREHOLDERS'
  EQUITY
Interest-Bearing Liabilities:
  Interest-bearing deposits:
    NOW accounts                                 $  390.7  $  5,700  1.46 % $  426.8  $  9,977   2.34 % $  418.4  $ 17,286   4.13 %
    Money market deposit accounts                   909.1    22,240  2.45    1,077.3    33,756   3.13    1,519.5    82,665   5.44
    Savings                                         156.7     2,764  1.76      157.8     4,247   2.69      151.0     6,944   4.60
    Other consumer time deposits                  1,139.2    46,839  4.11    1,339.6    62,788   4.69    1,844.4   126,101   6.84
    Public fund certificates of deposits
      of $100,000 or more                           591.5    19,458  3.29      591.6    23,837   4.03      756.7    47,430   6.27
    Certificates of deposit of $100,000 or more     101.4     2,942  2.90      135.0     6,826   5.06      471.2    33,500   7.11
    Foreign time deposits                             5.0       149  2.98        2.2        71   3.25       60.0     3,854   6.42
      Total Interest-Bearing Deposits             3,293.6   100,092  3.04    3,730.3   141,502   3.79    5,221.2   317,780   6.09
  Short-term borrowings                             125.5     3,654  2.91      195.4     6,515   3.33      276.7    16,177   5.85
  Debt                                                3.0       279  9.35       83.1    11,439  13.76       96.5    12,173  12.61
      Total Interest-Bearing Liabilities          3,422.1  $104,025  3.04 %  4,008.8  $159,456   3.98 %  5,594.4  $346,130   6.19 %
Noninterest-Bearing Liabilities:
  Demand deposits                                   699.0                      689.2                       845.9
  Other liabilities                                 120.9                      172.7                        83.7
      Total Noninterest-Bearing Liabilities         819.9                      861.9                       929.6
Shareholders' Equity                                393.6                      211.6                       277.6
      Total Liabilities and
              Shareholders' Equity               $4,635.6                   $5,082.3                    $6,801.6


SPREAD AND NET YIELD
Interest Rate Spread                                                 3.96 %                      3.83 %                      3.39 %
Cost of Funds Supporting Interest Earning Assets                     2.39 %                      3.44 %                      5.59 %
Net Interest Income/Margin                                 $199,959  4.60 %           $203,089   4.37 %           $246,956   3.99 %

(1) Based on the statutory income tax rates of 35% for 1993 and 34% for all prior years.
(2) Excludes unearned income.  For purposes of yield computations, nonaccrual loans are included in loans outstanding.

CONSOLIDATED AVERAGE BALANCE SHEETS, YIELDS AND RATES (Cont.)
Taxable-equivalent basis (1)
                                                                                                                 5 Year
                                                              1990                          1989                Compound
                                                             Interest                      Interest           Growth Rate
(Average balance sheet $ in millions,               Average  Income/  Yield/     Average  Income/  Yield/     For Average
interest income/expense $ in thousands)            Balances  Expense   Rate     Balances  Expense   Rate      Balances (%)
                                                  ---------------------------   --------------------------    -------------
ASSETS
Interest-Earning Assets:
  Loans (2)                                       $5,106.3  $578,040   11.32 %  $4,493.4  $521,952   11.62 %      (9.6)
  Securities available for sale                          -         -       -           -         -       -           -
  Securities held to maturity:
    U.S. government securities and obligations
      of U. S. government agencies                 1,291.7   120,309    9.31     1,038.8    95,641    9.21         6.9
    Other                                            161.6    18,157   11.24       148.9    17,930   12.04       (76.3)
      Total Securities Held to Maturity            1,453.3   138,466    9.53     1,187.7   113,571    9.56         4.1
  Short-term investments                              49.9     5,311   10.64        20.0     2,280   11.41        76.6
      Total Interest-Earning Assets                6,609.5  $721,817   10.92 %   5,701.1  $637,803   11.19 %      (2.3)
Reserve for Possible Loan Losses                    (105.6)                        (68.0)                         24.3
Noninterest-Earning Assets:
  Cash (excluding items in process of collection)    215.4                         169.8                          (5.4)
  Items in process of collection                     195.7                         150.4                          (4.8)
  Other assets                                       433.2                         304.3                           3.7
      Total Noninterest-Earning Assets               844.3                         624.5                          (0.6)
      Total Assets                                $7,348.2                      $6,257.6                          (2.7)


LIABILITIES AND SHAREHOLDERS'
  EQUITY
Interest-Bearing Liabilities:
  Interest-bearing deposits:
    NOW accounts                                  $  338.7  $ 15,441    4.56 %  $  227.1  $ 10,698    4.71 %      21.6
    Money market deposit accounts                  1,427.0    86,830    6.08     1,316.7    82,547    6.27       (10.7)
    Savings                                          145.3     6,986    4.81       129.4     6,339    4.90        11.7
    Other consumer time deposits                   1,626.8   129,780    7.98       987.4    83,558    8.46        23.6
    Public fund certificates of deposits
      of $100,000 or more                            861.8    68,672    7.97       635.2    54,762    8.62        (0.5)
    Certificates of deposit of $100,000 or more      842.0    71,059    8.44       762.9    69,049    9.05       (30.1)
    Foreign time deposits                            257.5    21,340    8.29       355.2    33,458    9.42       (54.6)
      Total Interest-Bearing Deposits              5,499.1   400,108    7.28     4,413.9   340,411    7.71        (2.3)
  Short-term borrowings                              385.4    30,139    7.82       615.9    57,001    9.25       (25.4)
  Debt                                                87.1     7,940    9.12        38.5     3,860   10.04       (43.8)
      Total Interest-Bearing Liabilities           5,971.6  $438,187    7.34 %   5,068.3  $401,272    7.92 %      (4.5)
Noninterest-Bearing Liabilities:
  Demand deposits                                    891.1                         739.8                           1.9
  Other liabilities                                  104.9                          85.8                          13.1
      Total Noninterest-Bearing Liabilities          996.0                         825.6                           3.2
Shareholders' Equity                                 380.6                         363.7                           4.9
      Total Liabilities and
              Shareholders' Equity                $7,348.2                      $6,257.6                          (2.7)


SPREAD AND NET YIELD
Interest Rate Spread                                                    3.58 %                        3.27 %
Cost of Funds Supporting Interest Earning Assets                        6.63 %                        7.04 %
Net Interest Income/Margin                                  $283,630    4.29 %            $236,531    4.15 %

(1) Based on the statutory income tax rates of 35% for 1993 and 34% for all prior years.
(2) Excludes unearned income.  For purposes of yield computations, nonaccrual loans are included in loans outstanding.

QUARTERLY CONSOLIDATED SUMMARY OF INCOME AND SELECTED FINANCIAL DATA (1)(2)
Hibernia Corporation and Subsidiary
                                                                       1993                                  1992
($ in thousands, except per-share data)                Fourth     Third    Second    First    Fourth    Third     Second   First
                                                       ------------------------------------   -----------------------------------
Interest income                                        $73,788   $73,723  $75,650   $76,569  $74,349   $77,340   $99,036 $106,009
Interest expense                                        25,439    25,936   26,474    26,176   30,095    33,554    44,220   51,587
   Net interest income                                  48,349    47,787   49,176    50,393   44,254    43,786    54,816   54,422
Provision for possible loan losses                     (17,500)    2,500    3,800     5,000    5,250    10,000    19,150   31,875
   Net interest income after provision                  65,849    45,287   45,376    45,393   39,004    33,786    35,666   22,547
Noninterest income:
   Noninterest income                                   17,142    16,587   17,792    15,696   16,607    14,244    18,060   20,339
   Securities gains, net                                     -         -        -         -        -         -     6,539   10,651
Noninterest income                                      17,142    16,587   17,792    15,696   16,607    14,244    24,599   30,990
Noninterest expense                                     67,356    49,664   51,650    50,806   52,312    49,215    59,678   63,305
   Income (loss) before taxes and extraordinary item    15,635    12,210   11,518    10,283    3,299    (1,185)      587   (9,768)
Income tax expense (benefit)                             1,696         -        -         -      248       600         -        -
   Income (loss) before extraordinary item              13,939    12,210   11,518    10,283    3,051    (1,785)      587   (9,768)
Extraordinary loss on debt restructuring                     -         -        -         -        -   (56,122)        -        -
   NET INCOME (LOSS)                                   $13,939   $12,210  $11,518   $10,283   $3,051  ($57,907)     $587  ($9,768)

Income (loss) per share: (3)
Income (loss) before extraordinary item                  $0.17     $0.15    $0.14     $0.12    $0.05    ($0.07)    $0.02   ($0.35)
Extraordinary loss on debt restructuring                     -         -        -         -        -     (1.98)        -        -
   NET INCOME (LOSS) PER SHARE                           $0.17     $0.15    $0.14     $0.12    $0.05    ($2.05)    $0.02   ($0.35)

Cash dividends declared per share                            -     $0.03        -         -        -         -         -        -
Average shares outstanding (000s)                       83,594    83,443   83,247    82,400   55,586    28,288    28,285   28,274

SELECTED QUARTER-END BALANCES (in millions)
Loans                                                 $2,328.1  $2,237.3 $2,230.8  $2,215.1 $2,360.1  $2,424.8  $2,589.2 $3,447.3
Deposits                                               4,086.0   3,971.3  4,031.0   4,087.3  4,036.4   3,997.1   3,971.6  4,906.1
Debt                                                         -         -        -       6.2      8.3      47.8      97.1     95.7
Equity                                                   428.4     404.0    393.7     379.5    369.1     247.4     190.0    189.4
Total Assets                                           4,795.6   4,581.0  4,668.0   4,664.3  4,734.0   4,609.0   4,536.5  5,570.8

SELECTED AVERAGE BALANCES (in millions)
Loans                                                 $2,275.1  $2,208.1 $2,247.6  $2,270.7 $2,385.5  $2,498.0  $3,301.8 $3,602.8
Deposits                                               3,976.0   3,974.9  4,009.5   4,010.5  3,914.9   3,912.4   4,830.6  5,030.9
Debt                                                         -       0.1      3.7       8.2     45.8      96.0      96.0     94.9
Equity                                                   410.6     401.3    388.5     373.7    269.5     193.6     189.0    193.9
Total Assets                                           4,644.2   4,596.7  4,624.5   4,677.9  4,604.1   4,544.1   5,380.8  5,811.3

SELECTED RATIOS
Annualized return on average assets (4)                   1.20%     1.06%    1.00%     0.88%    0.27%    -1.39%     0.04%   -0.67%
Annualized return on average equity (4)                  13.58%    12.17%   11.86%    11.01%    4.53%   -32.67%     1.24%  -20.15%
Net interest margin (taxable-equivalent)                  4.51%     4.50%    4.64%     4.76%    4.28%     4.29%     4.58%    4.34%
Average equity/average assets                             8.84%     8.73%    8.40%     7.99%    5.85%     4.26%     3.51%    3.34%
Tier 1 risk-based capital ratio                          15.56%    15.67%   14.96%    14.34%   13.15%     6.55%     4.29%    3.81%
Total risk-based capital ratio                           16.87%    17.00%   16.30%    15.85%   14.68%     8.47%     5.80%    5.30%
Leverage Ratio                                            8.25%     7.98%    7.68%     7.28%    7.15%     3.91%     2.68%    2.45%

(1) Prior periods have been conformed to current-period presentation.
(2) The Texas Bank was sold December 31, 1992.  Effective June 30, 1992, and until the  date of  sale, accounts of the  Texas Bank are  reported under the equity method as a single  line item  in the financial statements, related tables and charts.  Accounts of the Texas Bank are excluded from the computation of the Company's average balances effective June 30, 1992.
(3) Income (loss) per  common share data are  based on the weighted average  number of common shares ourstading in the respective period, except for the fourth quarter of 1992.  Per-share data for the fourth quarter of 1992 are based on common stock and common stock  equivalents  outstanding  during the  period. The  computation of  fully diluted  earnings  per share is  not dilutive and, therefore, not presented.  Dividends per share are historical amounts.
(4) Computations do not annualize extraordinary loss on debt restructuring.

TABLE 1 - COMPOSITION OF LOAN PORTFOLIO
($ in millions)

                       December 31, 1993           December 31, 1992
                      ---------------------       --------------------
                                   Percent                     Percent
                      Loans          of           Loans          of
                      Outstanding  Total          Outstanding   Total
                      (in millions)               (in millions)
                      ---------------------       --------------------
Energy-related        $    66.1       2.8 %     $    46.5      2.0 %
Transportation,
   communications
   and utilities          111.8       4.8           153.6      6.5
Commercial
   real estate            308.9      13.3           339.0     14.4
Health care               214.6       9.2           255.2     10.8
Services                  239.6      10.3           241.5     10.2
Commercial and
   industrial             393.5      16.9           429.6     18.2
Other commercial          138.8       6.0           161.7      6.9
     Total commercial   1,473.3      63.3         1,627.1     69.0
Residential mortgage      365.9      15.7           333.3     14.1
Indirect                  238.2      10.2           139.3      5.9
Student                    74.5       3.2            72.5      3.1
Revolving credit           49.2       2.1            51.3      2.2
Other                     127.0       5.5           136.6      5.7
     Total consumer       854.8      36.7           733.0     31.0
        Total         $ 2,328.1     100.0 %     $ 2,360.1    100.0 %

TABLE 2 - COMPOSITION OF SECURITIES
December 31  ($ in millions)
                                       1993       1992       1991
                                      ------     ------     ------
Available for sale:
  Mortgage-backed securities          $394.7     $492.7     $520.1
    Total available for sale           394.7      492.7      520.1
Held to maturity:
  U.S. treasuries                      496.9      517.8      454.0
  U.S. agencies                            -          -        5.7
  Mortgage-backed securities         1,021.3      433.3      236.8
  States and political subdivisions        -          -        0.1
  Other                                  8.0        5.8        7.8
    Total held to maturity           1,526.2      956.9      704.4
       Total securities             $1,920.9   $1,449.6   $1,224.5

TABLE 3 - MATURITIES AND YIELDS OF SECURITIES
December 31, 1993 ($ in millions)
                                                       Due after 1       Due after 5
                                     Due in 1 year     year through     years through       Due after
                                       or less           5 years          10 years           10 years             Total
                                    ---------------    --------------   --------------   ----------------      -------------
                                     Amount   Yield    Amount   Yield   Amount   Yield   Amount      Yield     Amount  Yield
                                    ---------------    --------------   ---------------  -----------------     -------------
Available for sale:
   Mortgage-backed securities(1)   $     -       -   $   0.8    6.68% $  51.9    6.68% $   342.0     6.68% $   394.7   6.68%
     Total available for sale            -       -       0.8    6.68%    51.9    6.68%     342.0     6.68%     394.7   6.68%
Held to maturity:
   U.S. treasuries                   101.4    4.32%    395.5    5.40%       -       -          -        -      496.9   5.17%
   Mortgage-backed securities(1)         -       -         -       -     13.8    5.68%   1,007.5     5.68%   1,021.3   5.68%
   Other                                 -       -         -       -        -       -        8.0     6.00%       8.0   6.00%
     Total held to maturity          101.4    4.32%    395.5    5.40%    13.8    5.68%   1,015.5     5.68%   1,526.2   5.52%
       Total securities            $ 101.4    4.32%  $ 396.3    5.40% $  65.7    6.47% $ 1,357.5     5.93% $ 1,920.9   5.76%

(1) Mortgage-backed securities are classified according to their contractual maturity without consideration of contractual repayments or projected prepayments.

TABLE 4 - NONPERFORMING ASSETS
December 31 ($ in thousands)
                                            1993        1992        1991        1990        1989
                                          ---------   ---------   ---------   ---------   --------
Nonaccrual loans                          $  52,613   $ 130,198   $ 213,451   $ 165,529   $ 45,620
Restructured loans                            1,841           -           -           -          -
   Nonperforming loans                       54,454     130,198     213,451     165,529     45,620
Foreclosed assets                            27,920      49,742     105,523      49,060     20,269
     Total nonperforming assets           $  82,374   $ 179,940   $ 318,974   $ 214,589   $ 65,889
Accruing loans past due 90 days or more   $   2,712   $   6,232   $   9,472   $  33,823   $ 37,776
Reserve for possible loan losses          $ 159,143   $ 185,061   $ 208,330   $ 152,510   $ 67,540
Nonperforming assets/
   loans plus foreclosed assets                3.50%       7.47%       8.29%       4.11%      1.38%
Reserve for possible loan losses/
   nonperforming loans                        292.3%      142.1%       97.6%       92.1%     148.0%
Net loans charged off/average loans            0.88%       2.51%       2.63%       1.66%      0.85%

TABLE 5 - NONPERFORMING ASSETS BY PERFORMANCE CLASSIFICATION
December 31, 1993 ($ in thousands)

                                                                              Total
                             Nonperforming  In-Substance      Other       Nonperforming
                                 Loans      Foreclosures    Real Estate       Assets
                             -------------  ------------    -----------   --------------
Current (1)                     $ 31,023       $    955       $     -         $  31,978
Substantial performance            4,302              -             -             4,302
Marginal performance              10,438            397             -            10,835
Minimal performance                8,691         20,641         5,927            35,259
   Total                        $ 54,454       $ 21,993       $ 5,927         $  82,374

(1)Includes loans totaling $11.4 million that are performing in accordance with existing contractual repayment terms, although these terms have been modified from the original contractual terms.

TABLE 6 - SUMMARY OF NONPERFORMING LOAN ACTIVITY
Year ended December 31, 1993 ($ in thousands)

                                           Commercial     Health                Other                     Total Non-
                                           Real Estate     Care     Services  Commercial    Consumer    performing Loans
                                           -----------  --------   ---------- ----------  ----------    ----------------
Nonperforming loans at December 31, 1992   $   43,466   $ 13,761   $  8,626   $  63,077   $   1,268     $ 130,198
Additions in 1993                              13,634      1,042      7,627      13,611       6,603        42,517
Charge-offs - gross                            (2,812)      (415)    (1,546)    (11,092)     (7,159)      (23,024)
Returned to performing status                 (20,687)    (2,071)      (662)     (7,974)          -       (31,394)
Transfers to foreclosed assets                   (107)         -       (313)       (759)          -        (1,179)
Payments, sales and
   other reductions                           (17,815)    (3,720)    (6,982)    (34,147)          -       (62,664)
Nonperforming loans at December 31, 1993   $   15,679   $  8,597   $  6,750   $  22,716   $     712     $  54,454

TABLE 7 - FORECLOSED ASSETS
December 31, 1993 ($ in thousands)
                                            Percentage
                             Outstandings   Composition
                             ------------   ----------
Commercial office buildings  $   8,131          29.1 %
Hotels                           3,614          12.9
Commercial retail                5,523          19.8
Non-commercial land              1,781           6.4
Warehouses                       4,530          16.2
Commercial land                    955           3.4
Other commercial use               273           1.0
Other                            3,113          11.2
   Total                     $  27,920         100.0 %

TABLE 8 - ALLOCATION OF RESERVE
          FOR POSSIBLE LOAN LOSSES
December 31, 1993

                            Reserve for
($ in millions)        Possible Loan Losses   % of Total
                       --------------------  -----------
Commercial real estate           $27.6        17.4 %
Other commercial loans            77.0        48.4
Consumer loans                    20.7        13.0
Unallocated reserve               33.8        21.2
   Total                        $159.1       100.0 %

TABLE 9 - RESERVE FOR POSSIBLE LOAN LOSS ACTIVITY
($ in thousands)                          1993       1992       1991
                                        --------   --------   --------
Balance at beginning of year            $185,061   $208,330   $152,510
    Loans charged off                    (34,283)   (88,607)  (130,951)
    Recoveries                            14,565     14,569      8,441
Net loans charged off                    (19,718)   (74,038)  (122,510)
Provision for possible loan losses        (6,200)    66,275    178,330
Reduction due to sale of Texas Bank            -    (15,506)         -
Balance at end of year                  $159,143   $185,061   $208,330

TABLE 10 - AVERAGE DEPOSIT RATES
                                        1993     1992     1991
                                        ----     ----     -----
NOW accounts                            1.46%    2.34%    4.13%
Money market deposit accounts           2.45%    3.13%    5.44%
Savings accounts                        1.76%    2.69%    4.60%
Other consumer time deposits            4.11%    4.69%    6.84%
Public fund certificates of deposit
  of $100,000 or more                   3.29%    4.03%    6.27%
Certificates of deposit
  of $100,000 or more                   2.90%    5.06%    7.11%
Foreign time deposits                   2.98%    3.25%    6.42%
   Total interest-bearing deposits      3.04%    3.79%    6.09%

TABLE 11  -  DEPOSIT COMPOSITION
($ in millions)
                                                        1993                     1992                   1991
                                              ----------------------  ---------------------- -----------------------
                                                Average      % of        Average     % of       Average     % of
                                              Outstandings  Deposits  Outstandings  Deposits Outstandings  Deposits
                                              ------------  --------  ------------  -------- ------------ ----------
Demand, noninterest-bearing                    $  699.0      17.6 %   $  628.6      15.8 %  $  716.0      14.1 %
NOW accounts                                      390.7       9.8        368.8       9.2       326.7       6.4
Money market deposit accounts                     909.1      22.8        908.7      22.8     1,106.1      21.8
Savings accounts                                  156.7       3.9        146.0       3.7       131.8       2.6
Other consumer time deposits                    1,139.2      28.5      1,242.1      31.2     1,604.9      31.6
    Total core deposits (excluding Texas Bank)  3,294.7      82.6      3,294.2      82.7     3,885.5      76.5
Public fund certificates of
    deposit of $100,000 or more                   591.5      14.8        566.4      14.2       723.7      14.2
Certificates of deposit of
    $100,000 or more                              101.4       2.5        122.7       3.1       411.3       8.1
Foreign time deposits                               5.0       0.1          2.2         -        60.0       1.2
    Total deposits (excluding Texas bank)     $ 3,992.6     100.0 %  $ 3,985.5     100.0 % $ 5,080.5     100.0 %
    Total deposits of Texas Bank                      -                  434.0                 986.6
    Total deposits                             $3,992.6               $4,419.5              $6,067.1

TABLE 12 - INTEREST RATE SENSITIVITY AND GAP ANALYSIS
December 31, 1993 ($ in thousands)
                                                                                            Over       Over 5 Years
                                         1-30        31-60       61-90       91-365       1 Year-       and Non-
                                         Days         Days        Days        Days        5 Years       Sensitive         Total
                                     ----------   ----------   --------   ----------   -----------   --------------  -------------
Earning assets:
     Loans                          $   726,587   $ 114,112   $  82,900   $  264,935   $ 1,094,992   $     44,593   $    2,328,119
     Securities held to maturity        567,070       1,539       1,549      114,333       477,491        364,249        1,526,231
     Securities available for sale      394,640           -           -            -             -              -          394,640
     Other earning assets               220,000           -           -            -             -              -          220,000
        Subtotal                      1,908,297     115,651      84,449      379,268     1,572,483        408,842        4,468,990
Funding sources:
     Savings and NOW accounts (1)             -           -           -            -             -        578,323          578,323
     Other interest-bearing deposits  1,363,151     203,142     174,978      748,784       112,998         91,966        2,695,019
     Short-term funds                   137,986           -           -            -             -              -          137,986
     Noninterest-bearing sources              -           -           -            -             -      1,057,662        1,057,662
        Subtotal                      1,501,137     203,142     174,978      748,784       112,998      1,727,951        4,468,990
Repricing/maturity gap:
     Period                         $   407,160   $ (87,491)  $ (90,529)  $ (369,516)  $ 1,459,485   $ (1,319,109)  $            -
     Cumulative                     $   407,160   $ 319,669   $ 229,140   $ (140,376)  $ 1,319,109   $          -   $            -
Gap/total earning assets:
     Period                                 9.1 %      (2.0)%      (2.0)%       (8.3)%        32.7 %        (29.5)%
     Cumulative                             9.1 %       7.2 %       5.1 %       (3.1)%        29.5 %

(1)  Savings and NOW accounts are included in the "over 5 years and non-sensitive" category, as the rates on these core deposits, with indeterminate maturities, historically are fixed-rate, are not responsive to general market interest rate movements and would be expected to change only after significant money market interest rate movements, at management's discretion.

TABLE 13 - NET INTEREST MARGIN (Taxable-Equivalent)
                                                     1993     1992     1991     1990     1989
                                                     ----     ----     ----    -------  -------
Yield on earning assets                              7.00 %   7.81 %   9.58 %  10.92 %  11.19 %
Rate on interest-bearing liabilities                 3.04     3.98     6.19     7.34     7.92
     Net interest spread                             3.96     3.83     3.39     3.58     3.27
Contribution of noninterest-bearing funds            0.64     0.54     0.60     0.71     0.88
     Net interest margin                             4.60 %   4.37 %   3.99 %   4.29 %   4.15 %
Noninterest-bearing funds supporting earning assets 21.24 %  13.59 %   9.66 %   9.65 %  11.10 %

TABLE 14  -  CHANGES IN TAXABLE-EQUIVALENT NET INTEREST INCOME  (1)
($ in thousands)
                                         1993 Compared to 1992                   1992 Compared to 1991
                                    ----------------------------------    -----------------------------------
                                                    Increase (Decrease) Due to Change In:
                                     Volume        Rate        Total       Volume       Rate         Total
                                    -----------------------------------    ----------------------------------
Taxable-equivalent
    interest earned on:
    Loans                          $(58,866)    $(10,491)    $(69,357)  $(154,975)   $(47,665)    $(202,640)
    Securities available for sale    (4,552)      (2,739)      (7,291)     35,678           0        35,678
    U.S. government securities
        and obligations of U.S.
        government agencies          31,703       (7,614)      24,089     (39,273)    (21,903)      (61,176)
    Other investment securities           0            2            2      (4,833)     (2,532)       (7,365)
    Short-term investments           (4,773)      (1,231)      (6,004)      6,706      (1,744)        4,962
          Total                     (36,488)     (22,073)     (58,561)   (156,697)    (73,844)     (230,541)
Interest paid on:
    NOW accounts                       (786)      (3,491)      (4,277)        354      (7,663)       (7,309)
    Money market
        deposit accounts             (4,788)      (6,728)     (11,516)    (19,907)    (29,002)      (48,909)
    Savings accounts                    (27)      (1,456)      (1,483)        324      (3,021)       (2,697)
    Other consumer time              (8,762)      (7,187)     (15,949)    (29,455)    (33,858)      (63,313)
    Public fund certificates of
        deposit of $100,000 or more      (4)      (4,375)      (4,379)     (8,948)    (14,645)      (23,593)
    Certificates of deposit
        of $100,000 or more          (1,434)      (2,450)      (3,884)    (18,989)     (7,685)      (26,674)
    Foreign deposits                     83           (5)          78      (2,498)     (1,285)       (3,783)
    Short-term borrowings            (2,115)        (746)      (2,861)     (3,923)     (5,739)       (9,662)
    Long-term debt                   (8,375)      (2,785)     (11,160)     (2,142)      1,408          (734)
          Total                     (26,208)     (29,223)     (55,431)    (85,184)   (101,490)     (186,674)
Taxable-equivalent
    net interest income            $(10,280)      $7,150      $(3,130)   $(71,513)    $27,646      $(43,867)

(1) Change due to mix (both rate and volume) has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts to the changes in each.

TABLE 15  -  NONINTEREST INCOME
                                                                       Percent Increase (Decrease)
                                                                          ------------------------
                                                                                1993        1992
($ in thousands)                        1993       1992        1991        over 1992   over 1991
                                      --------    -------    --------     -----------  -----------
Trust fees                            $ 12,692    $11,743    $ 13,230         8.1 %    (11.2)%
Service charges on deposits             30,046     29,303      28,764         2.5        1.9
Other service, collection and
    exchange charges:
    Mortgage loan servicing income       5,863      5,872       5,321        (0.2)      10.4
    Retail investment service income     4,621      4,511       4,796         2.4       (5.9)
    Other                                5,284      4,189       8,239        26.1      (49.2)
Gain on settlement of acquired loans     1,308      2,026       3,016       (35.4)     (32.8)
Other income:
    Computer services                    2,361      2,606       2,974        (9.4)     (12.4)
    Other income                         5,042      6,988       9,687       (27.8)     (27.9)
Loss on sale of Texas Bank                   0     (2,934)          0       100.0        0.0
    Total fee income                    67,217     64,304      76,027         4.5      (15.4)
Securities gains                             0     17,190      16,604      (100.0)       3.5
    Total noninterest income            67,217     81,494      92,631       (17.5)     (12.0)
Noninterest income for Texas Bank            0      4,946      17,039      (100.0)     (71.0)
    Total noninterest income          $ 67,217    $86,440    $109,670       (22.2)%    (21.2)%

TABLE 16  -  NONINTEREST EXPENSE
                                                                        Percent Increase (Decrease)
                                                                         -----------------------
                                                                              1993         1992
($ in thousands)                       1993         1992        1991     over 1992    over 1991
                                    --------     --------    --------    -----------  ----------
Salaries                            $ 70,218     $ 67,212    $ 79,254         4.5 %      (15.2)%
Benefits                              13,146       10,832      16,299        21.4        (33.5)
    Total staff costs                 83,364       78,044      95,553         6.8        (18.3)
Occupancy, net                        20,611       20,284      23,153         1.6        (12.4)
Equipment                             11,043       12,020      10,563        (8.1)        13.8
Data processing                       16,504       17,430      12,352        (5.3)        41.1
Foreclosed property expense, net       2,188       15,834      24,436       (86.2)       (35.2)
Provision for data processing
    enhancements                      11,991            0           0         0.0          0.0
Deposit insurance and
    examination fees                  12,050       10,227      12,021        17.8        (14.9)
Postage                                3,599        3,631       5,256        (0.9)       (30.9)
Stationery and supplies                3,498        3,282       3,721         6.6        (11.8)
Professional                           7,465       10,958      12,929       (31.9)       (15.2)
Amortization of intangibles            7,362        8,434       8,032       (12.7)         5.0
State taxes on equity                  2,356        1,872       4,614        25.9        (59.4)
Loan collection expense                3,876        5,289       7,288       (26.7)       (27.4)
Advertising and promotional expenses   5,029        2,071       2,100       142.8         (1.4)
Valuation allowance on Texas Bank          0            0      13,000         0.0       (100.0)
Other                                 28,540       16,024      31,503        78.1        (49.1)
    Total Noninterest Expense        219,476      205,400     266,521         6.9        (22.9)
Noninterest expense for Texas bank         0       19,110      42,450      (100.0)       (55.0)
    Total Noninterest Expense       $219,476     $224,510    $308,971        (2.2)%      (27.3)%

EFFICIENCY RATIO  (1)                  82.15 %      82.10 %     94.29 %
(1) Noninterest expense as a percentage of net interest income (T.E.) plus fee income adjusted to exclude effect of the Texas Bank.

TABLE 17 - RISK BASED CAPITAL CALCULATIONS
December 31, 1993

                                                                   Minimum
($ in millions)                              Outstandings  Ratio   Standards
                                             ------------  -----   ---------
Tier 1 (core capital)
     Shareholders' equity                    $   428.4
     Less: goodwill & other
               intangibles                       (39.1)
     Less: unrealized gains on
               securities available for sale     (10.3)
            Total Tier 1                         379.0     15.56 %     4.00%
Tier 2 (supplemental capital)
     Allowable reserve for possible
        loan losses (limited to 1.25% of
        gross risk-weighted assets-
        total reserves $159.1 million)            32.0
           Total Tier 2                           32.0      1.31
           Total capital                     $   411.0     16.87 %     8.00%
Net risk-weighted assets
     (includes off-balance-
     sheet amounts)                          $ 2,436.5

GRAPHIC MATERIAL APPENDIX

   GRAPH DESCRIPTION                     CROSS REFERENCE
- - -----------------------------          ------------------------------------
Loan Portfolio Mix Pie Chart           See MD&A Table 1

Nonperforming Assets Graph             See MD&A Table 4

Nonperforming Assets by
  Performance Classification
  Pie Chart                            See MD&A Table 5

Nonperforming Asset Ratio Graph        See MD&A Table 4

Average Core Deposits Graph
  depicting average core deposits
  (excluding the Texas Bank) as a
  percentage of average total
  deposits:  1993 - 83%; 1992 - 83%;
  1991 - 76%; 1990 - 67%; and
  1989 - 66%.

Net Income Graph                       See Quarterly Consolidated Summary
                                       of Income and Selected Financial Data

REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS
AND SHAREHOLDERS
HIBERNIA CORPORATION

     We have audited the accompanying consolidated balance sheets of Hibernia Corporation and Subsidiary as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hibernia Corporation and Subsidiary at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As discussed in Notes 3 and 13, in 1993 the Company changed its method of accounting for debt securities and income taxes. As discussed in Note 14, in 1991 the Company changed its method of accounting for lease expense.


                                                /s/Ernst & Young



New Orleans, Louisiana
January 11, 1994

CONSOLIDATED BALANCE SHEETS

Hibernia Corporation and Subsidiary
December 31 ($ in thousands)                                                  1993       1992
                                                                          ----------  ---------

ASSETS
  Cash and due from banks                                                   $216,675   $254,221
  Short-term investments                                                     220,000    578,223
  Securities available for sale                                              394,640    492,719
  Securities held to maturity (estimated market values 1993 and 1992:
      $1,551,832 and $973,315)                                             1,526,231    956,923
  Loans, net of unearned income                                            2,328,119  2,360,113
      Reserve for possible loan losses                                      (159,143)  (185,061)
          Loans, net                                                       2,168,976  2,175,052
  Bank premises and equipment                                                 81,291     87,305
  Customers' acceptance liability                                             11,800      2,088
  Other assets                                                               175,970    187,507
          TOTAL ASSETS                                                    $4,795,583 $4,734,038

LIABILITIES
  Deposits:
      Demand, noninterest-bearing                                           $812,693   $759,744
      Interest-bearing                                                     3,273,342  3,276,696
          Total Deposits                                                   4,086,035  4,036,440
  Federal funds purchased and securities sold under
      agreements to repurchase                                               137,986    111,902
  Liability on acceptances                                                    11,800      2,088
  Payables arising from securities transactions not yet settled               50,875    151,344
  Other liabilities                                                           80,515     54,867
  Debt                                                                             -      8,269
          TOTAL LIABILITIES                                                4,367,211  4,364,910

SHAREHOLDERS' EQUITY
  Preferred Stock, no par value:
    Authorized - 100,000,000 shares; issued and
      outstanding - none                                                           -          -
  Class A Common Stock, no par value:
    Authorized - 100,000,000 shares; issued and
     outstanding - 83,611,764 and 82,397,009 at
     December 31, 1993 and 1992                                              160,535    158,202
  Class B Common Stock (non-voting), no par value:
    Authorized - 100,000,000 shares; issued and
     outstanding - none                                                            -          -
  Surplus                                                                    404,745    403,528
  Retained earnings (deficit)                                               (147,160)  (192,602)
  Unrealized gain on securities available for sale                            10,252          -
          TOTAL SHAREHOLDERS' EQUITY                                         428,372    369,128
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $4,795,583 $4,734,038

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Hibernia Corporation and Subsidiary
($ in thousands, except per-share data)                                                           1993      1992       1991
                                                                                                --------  --------    --------
Interest Income
    Interest and fees on loans                                                                  $185,378  $253,183    $451,675
    Interest on securities:
        U.S. government securities and obligations of U.S. government agencies                   105,939    89,131     114,629
        Obligations of states and political subdivisions                                               -         3       4,970
    Trading account interest                                                                          33        99          70
    Interest on time deposits in domestic banks                                                      194       223         100
    Interest on federal funds sold and securities
        purchased under agreements to resell                                                       8,186    14,095       9,285
        Total Interest Income                                                                    299,730   356,734     580,729
Interest Expense
    Interest on deposits                                                                         100,092   141,502     317,780
    Interest on federal funds purchased and securities sold under agreements to repurchase         3,654     6,515      16,177
    Interest on debt                                                                                 279    11,439      12,173
        Total Interest Expense                                                                   104,025   159,456     346,130
Net Interest Income                                                                              195,705   197,278     234,599
    Provision for possible loan losses                                                            (6,200)   66,275     178,330
Net Interest Income After Provision for Possible Loan Losses                                     201,905   131,003      56,269
Noninterest Income
    Trust fees                                                                                    12,692    12,263      14,346
    Service charges on deposits                                                                   30,046    31,870      34,779
    Other service, collection and exchange charges                                                15,768    13,928      19,938
    Gain on settlement of acquired loans                                                           1,308     4,151       9,043
    Other operating income                                                                         7,403     9,972      13,763
    Loss on sale of Texas Bank                                                                         -    (2,934)          -
    Securities gains, net                                                                              -    17,190      17,801
        Total Noninterest Income                                                                  67,217    86,440     109,670
Noninterest Expense
    Salaries and employee benefits                                                                83,364    86,141     115,173
    Occupancy expense, net                                                                        20,611    23,275      28,785
    Equipment expense                                                                             11,043    13,447      13,979
    Data processing expense                                                                       16,504    17,477      12,548
    Foreclosed property expense, net                                                               2,188    16,302      24,854
    Provision for data processing enhancements                                                    11,991         -           -
    Other operating expense                                                                       73,775    67,868     113,632
        Total Noninterest Expense                                                                219,476   224,510     308,971
Income (Loss) Before Income Taxes, Extraordinary Item
    and Cumulative Effect of Accounting Change                                                    49,646    (7,067)   (143,032)
Income tax expense                                                                                 1,696       848         965
Income (Loss) Before Extraordinary Item and
    Cumulative Effect of Accounting Change                                                        47,950    (7,915)   (143,997)
Extraordinary loss on debt restructuring                                                               -   (56,122)          -
Cumulative effect of change in accounting for lease expense                                            -         -     (21,643)
Net Income (Loss)                                                                                $47,950  ($64,037)  ($165,640)

Income (Loss) Per Share
Income (loss) before extraordinary item and cumulative effect of accounting change                 $0.58    ($0.27)     ($5.12)
Extraordinary loss on debt restructuring                                                               -     (1.89)          -
Cumulative effect of change in accounting for lease expense                                            -         -       (0.77)
Net Income (Loss) Per Share                                                                        $0.58    ($2.16)     ($5.89)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Hibernia Corporation and Subsidiary

                                                                                                            Unrealized
                                              Shares of Shares of                            Retained     Gains (Losses)
                                              Preferred  Common  Preferred Common            Earnings     on Securities
($ in thousands, except per share data)         Stock    Stock     Stock    Stock   Surplus  (Deficit)  Available for Sale  Total
                                              ---------  ------- --------- ------   -------- ---------  ------------------  -----

Balances at December 31, 1990                         -   27,848 $         $53,467 $271,804   $41,256            $     -  $366,527
Net loss for 1991                                     -        -        -        -        -  (165,640)                 -  (165,640)
Issuance of Common Stock:
   Divdend Reinvestment Plan                          -      174        -      335      827         -                  -     1,162
   Employee Benefit Plan                              -      243        -      467      764         -                  -     1,231
Cash dividends declared -- $.15 per share             -        -        -        -        -    (4,181)                 -    (4,181)
Other                                                 -        -        -        -       31         -                  -        31
     Balances at December 31, 1991                    -   28,265        -   54,269  273,426  (128,565)                 -   199,130

Net loss for 1992                                     -        -        -        -        -   (64,037)                 -   (64,037)
Issuance of Class A Common Stock:
   Divdend Reinvestment Plan                          -       14        -       26       38         -                  -        64
   Employee Benefit Plan                              -       12        -       24       37         -                  -        61
Issuance of Preferred Stock in debt
   restructuring                                 21,818        -   60,000        -   50,472         -                  -   110,472
Issuance of 1,812,000 Common Stock
   Purchase Warrants in debt restructing              -        -        -        -    4,304         -                  -     4,304
Issuance of Common Stock pursuant
    to rights offering                                -   21,677        -   41,619   37,588         -                  -    79,207
Issuance of Common Stock pursuant
     to debt conversion                               -   10,338        -   19,848   20,079         -                  -    39,927
Conversion of Preferred Stock
     to Common Stock                            (21,818)  22,091  (60,000)  42,416   17,584         -                  -         -
     Balances at December 31, 1992                    -   82,397        -  158,202  403,528  (192,602)                 -   369,128

Net income for 1993                                   -        -        -        -        -    47,950                  -    47,950
Issuance of Common Stock:
   Divdend Reinvestment Plan                          -       32        -       62      167         -                  -       229
   Stock Option Plan                                  -       32        -       61       95         -                  -       156
   Exercise of Purchase Warrants                      -    1,151        -    2,210      955         -                  -     3,165
Cumulative effect of change in accounting for
    securities available for sale, net of tax         -        -        -        -        -         -             10,252    10,252
Cash dividends declared -- $.03 per share             -        -        -        -        -    (2,508)                 -    (2,508)
     Balances at December 31, 1993                    -   83,612 $        $160,535 $404,745 ($147,160)           $10,252  $428,372


See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
Hibernia Corporation and Subsidiary
Year Ended December 31 ($ in thousands)                                        1993         1992        1991
                                                                             -------      --------   ----------
Operating Activities
  Net income (loss)                                                          $47,950      ($64,037)  ($165,640)
  Adjustments to reconcile net income (loss) to net
      cash provided by operating activities:
         Extraordinary loss on debt restructuring                                  -        56,122           -
         Provision for possible loan losses                                   (6,200)       66,275     178,330
         Rent accrued, not currently payable                                       -             -      21,643
         Amortization of intangibles and deferred charges                      7,482         9,278       8,706
         Depreciation and amortization                                        11,257        14,655      13,900
         Valuation of Texas Bank                                                   -             -      13,000
         Discount accretion, net of premium amortization                      17,108         8,018      (6,175)
         Realized investment securities gains                                      -       (17,190)    (17,801)
         Provision for data processing enhancements                           11,991             -           -
         Gain on sale of assets                                               (3,907)       (1,528)     (2,285)
         Other                                                                 8,834        18,334      27,637
         Decrease (increase) in interest receivable and other assets          (3,951)       52,702      34,611
         Increase (decrease) in interest payable and other liabilities        15,992         8,447      (8,493)
       Net Cash Provided By Operating Activities                             106,556       151,076      97,433

Investing Activities
  Purchases of securities                                                 (1,061,626)     (949,773)   (629,020)
  Proceeds from sales of securities                                                -       452,886     532,682
  Maturities of securities                                                   483,045       242,582     194,934
  Net decrease (increase) in loans                                           (70,786)      656,156     238,770
  Proceeds from sales of loans                                                66,074        98,767     935,137
  Proceeds from sale of Texas Bank, net of $146,237 cash sold                      -       (88,237)          -
  Purchases of premises, equipment and other assets                           (9,238)       (9,197)    (16,581)
  Proceeds from sales of premises, equipment and other assets                 21,779        58,835      33,879
       Net Cash (Used) Provided By Investing Activities                     (570,752)      462,019   1,289,801

Financing Activities
  Net increase (decrease) in domestic deposits                                47,873      (444,147) (1,067,808)
  Net increase (decrease) in time deposits - foreign office                    1,722          (311)   (120,923)
  Net increase (decrease) in short-term borrowings                            26,084       (21,968)   (162,883)
  Payments on debt                                                            (8,269)         (650)    (10,685)
  Issuance of common stock                                                     3,550        77,986       2,424
  Dividends paid                                                              (2,508)            -      (4,181)
       Net Cash Provided (Used) By Financing Activities                       68,452      (389,090) (1,364,056)
Increase (Decrease) in Cash And Cash Equivalents                            (395,744)      224,005      23,178
  Cash and Cash Equivalents at beginning of year                             832,419       608,414     585,236
       Cash And Cash Equivalents at End of Year                             $436,675      $832,419    $608,414

Supplemental Disclosures
Cash paid (received) during the year for:
  Interest expense                                                          $104,712      $166,926    $355,481
  Income taxes                                                                $9,550      ($16,242)   $    917
Non-cash investing and financing activities:
  Loans transferred to foreclosed assets                                      $1,611       $27,694    $105,055


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1
Summary of Significant Accounting Policies

     Hibernia Corporation, through its wholly owned subsidiary, Hibernia National Bank (the Louisiana Bank), provides a full array of financial products and services, including retail, commercial, small-business, international, mortgage and private banking; cash management; and trust throughout Louisiana. The Louisiana Bank, through its wholly owned subsidiaries, also provides retail brokerage and alternative investments, including mutual funds and annuities.
     The accounting principles followed by Hibernia Corporation and Subsidiary (the Company) and the methods of applying those principles conform with generally accepted accounting principles and those generally practiced within the banking industry. The principles which significantly affect the determination of financial position and results of operations are summarized below:

Consolidation
     The consolidated financial statements include the accounts of Hibernia Corporation (the Parent Company) and its wholly owned subsidiary, Hibernia National Bank, for all periods presented and the accounts of Hibernia National Bank in Texas (the Texas Bank) from August 24, 1989, the date of acquisition, to June 30, 1992. The consolidated financial statements include the Parent Company's equity investment in the Texas Bank from June 30, 1992, to the date of its sale, December 31, 1992. All significant intercompany transactions and balances have been eliminated.

Securities
     At December 31, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires the classification of securities into one of three categories: Trading, Available for Sale, or Held to Maturity.
     Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates this classification periodically. Trading account securities are held for resale in anticipation of short-term market movements. Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities not classified as held to maturity or trading are classified as available for sale.
     Trading account securities are carried at market value and are included in short-term investments. Gains and losses, both realized and unrealized, are reflected in earnings. Held to maturity securities are stated at amortized cost. Available for sale securities are stated at fair value, with unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity.
     The amortized cost of debt securities classified as held to maturity or available for sale is adjusted for amortization of premiums and accretion of discounts to maturity or, in the case of mortgage-backed securities, over the estimated life of the security. Amortization, accretion and accruing interest are included in interest income on securities. Realized gains and losses, and declines in value judged to be other than temporary, are included in net securities gains. The cost of securities sold is determined based on the specific identification method.

Loans
     Loans are stated at the principal amounts outstanding, less unearned income and the reserve for possible loan losses. Interest on loans and accretion of unearned income are computed by methods which approximate a level rate of return on recorded principal. Non-refundable loan origination and commitment fees and certain direct loan origination costs are deferred, and the net amount is amortized as an adjustment of the related loan's yield over the life of the loan.
     Loans are placed in nonaccrual status when, in management's opinion, there is a question concerning full collectibility of both principal and interest.

Reserve for Possible Loan Losses
     The reserve for possible loan losses is maintained to cover possible losses inherent in the loan portfolio. The reserve is based on management's estimate of future losses, and actual losses may vary from the current estimate. The estimate is reviewed periodically, taking into consideration the risk characteristics of the loan portfolio, past loss experience, general economic conditions and other factors which deserve current recognition. As adjustments to the estimate of future losses become necessary, they are reflected as a provision for possible loan losses in current-period earnings. Actual loan losses are deducted from and subsequent recoveries are added to the reserve.

Foreclosed Assets
     Foreclosed assets include real estate and other collateral acquired upon the default of loans and in-substance foreclosures. In-substance foreclosure occurs when the market value of the collateral is less than the legal obligation of the borrower, repayment of the loan is dependent upon the sale or operation of the collateral and the borrower's ability to rebuild equity in the property is doubtful.
     Foreclosed assets are recorded at fair value of the assets acquired less the estimated cost to sell. Losses arising from the initial reduction of the outstanding loan amount to fair value are deducted from the reserve for possible loan losses. A valuation reserve for foreclosed assets is maintained for subsequent valuation adjustments on a specific-property basis.

Bank Premises and Equipment
     Bank premises and equipment are stated at cost less allowances for depreciation and amortization. Depreciation and amortization are computed primarily using the straight-line method over the estimated useful lives of the assets, which generally are 10 to 40 years for buildings and 3 to 15 years for equipment, and over the shorter of the lease terms or the estimated lives of the leasehold improvements.

Excess of Cost Over Fair Value of Net Assets Acquired
     The excess of cost over the fair value of net assets acquired (goodwill) is being amortized using the straight-line method over the estimated periods benefited, generally 15 years.

Income Taxes
     Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the liability method is used in accounting for income taxes. This method determines deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities. The tax effect of these differences is measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of SFAS No. 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and was measured at the tax rate in effect in the year the difference originated.
     The Company files a consolidated federal income tax return. The Louisiana Bank is subject to a Louisiana shareholder tax which is based partly on income. The income portion is reported as state income tax. In addition, certain sub-sidiaries of the Louisiana Bank are subject to Louisiana state income tax.

Cash Flows
     The Company considers as cash and cash equivalents all items included in cash and due from banks, interest-bearing time deposits in domestic banks and federal funds sold and securities purchased under agreements to resell.

Reclassification
     Certain items included in the consolidated financial statements for 1992 and 1991 have been reclassified to conform with the 1993 presentation.


Note 2
Short-Term Investments

                                                     December 31
($ in thousands)                                    1993       1992
                                                   -------    ------
Interest-bearing time deposits in domestic banks   $      -   $8,198
Federal funds sold and securities purchased
    under agreements to resell                      220,000  570,000
Trading acount securities                                 -       25
       Total short-term investments                $220,000 $578,223


Note 3
Securities

     As discussed in Note 1, the Company adopted SFAS No. 115 effective December 31, 1993. Prior to December 31, 1993, the Company classified securities as held for sale securities (available for sale) and investment securities (held to maturity) based on criteria which did not differ significantly from that required by SFAS No. 115. Held for sale securities were recorded at the lower of cost or fair value. A summary of securities classified as available for sale and held to maturity is presented below.

($ in thousands)                            December 31, 1993
                                            Estimated    Gross     Gross
                                Amortized      Fair   Unrealized Unrealized
Type                               Cost       Value      Gains    Losses
- - -----------------------------   ---------  ---------  ---------  -------
Available for sale:
   Mortgage-backed securities    $384,388    $394,640    $10,252   $    -
     Total available for sale    $384,388    $394,640    $10,252   $    -
Held to maturity:
   U.S. treasuries               $496,954    $509,386    $12,680     $248
   Mortgage-backed securities   1,021,300   1,034,468     16,493    3,325
   Other                            7,977       7,978          1        -
     Total held to maturity    $1,526,231  $1,551,832    $29,174   $3,573

($ in thousands)                           December 31, 1992
                                           Estimated    Gross      Gross
                               Amortized      Fair   Unrealized  Unrealized
Type                              Cost       Value      Gains      Losses
- - -----------------------------  ----------   --------  ---------- ---------
Available for sale:
   Mortgage-backed securities    $492,719   $502,818    $10,099     $  -
     Total available for sale    $492,719   $502,818    $10,099     $  -
Held to maturity:
   U.S. treasuries               $517,822   $525,622     $8,160     $360
   Mortgage-backed securities     433,319    441,910      8,786      195
   Other                            5,782      5,783          1        -
     Total held to maturity      $956,923   $973,315    $16,947     $555

     Realized gains and losses from the sale of securities are summarized below:

                      Year Ended December 31
($ in thousands)       1993    1992     1991
                     ------  -------  -------
Realized gains        $  -   $17,190  $22,428
Realized losses          -         -   (4,627)
Net realized gains    $  -   $17,190  $17,801

     Securities with carrying values of $1,253,546,000 and $1,124,643,000 at December 31, 1993, and 1992, respectively, were either pledged to secure public and trust deposits or sold under repurchase agreements as follows:

                                       December 31
($ in thousands)                      1993       1992
                                  ----------  ----------
U.S. treasuries                     $417,401   $476,099
Mortgage-backed securities           656,773    177,533
Securities available for sale        179,372    471,011
    Total                         $1,253,546 $1,124,643

     The carrying amount and estimated fair value by maturity of securities held to maturity are shown below:

                                    December 31, 1993
                                      Book      Fair
($ in millions)                       Value    Value
                                      ------  -------
Due in 1 year or less                 $101.4   $102.0
Due after 1 year through 5 years       395.5    407.4
Due after 5 years through 10 years      13.8     14.4
Due after 10 years                   1,015.5  1,028.0
    Total held to maturity          $1,526.2 $1,551.8

     Mortgage-backed securities are classified according to their contractual maturity without consideration of contractual repayments or projected prepayments. Securities available for sale at December 31, 1993, include mortgage-backed securities of $745,000 due after 1 year through 5 years, $51,906,000 due after 5 years through 10 years and $341,989,000 due after 10 years.


Note 4
Loans

     The following is a summary of loans classified by repayment source:

                                   December 31
($ in thousands)                  1993       1992
                                -------   --------
Energy-related                  $66,099    $46,510
Transportation,
communications
and utilities                   111,829    153,599
Commercial real estate          308,851    338,954
Health care                     214,571    255,205
Services                        239,590    241,459
Commercial and
industrial                      393,502    429,629
Other commercial                138,827    161,722
    Total commercial          1,473,269  1,627,078
Residential mortgage            365,894    333,304
Indirect                        238,219    139,329
Student                          74,526     72,551
Revolving credit                 49,215     51,253
Other                           126,996    136,598
    Total consumer              854,850    733,035
    Total portfolio          $2,328,119 $2,360,113

     The following is a summary of nonperforming loans and foreclosed assets:

                         December 31
($ in thousands)        1993     1992
                      -------  --------
Nonaccrual loans      $52,613  $130,198
Restructured loans      1,841         -
Nonperforming loans   $54,454  $130,198
Foreclosed assets     $27,920   $49,742

     Interest income in the amount of $8,134,000 for 1993, $16,794,000 for 1992 and $29,291,000 for 1991 would have been recorded on nonperforming loans if they had been classified as performing. The Company recorded $2,104,000 and $741,000 of interest income on nonperforming loans during 1993 and 1992, respectively; the Company recorded no interest income on nonperforming loans during 1991.
     In May 1993, the Financial Accounting Standards Board (FASB) issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which becomes effective January 1, 1995. SFAS No. 114 requires that an impaired loan be measured based on discounted future cash flows, observable market price or fair value of the collateral. The effect of adopting SFAS No. 114 is not expected to have a material impact.
     The following is a summary of activity in the reserve for possible loan losses:

                               Year Ended December 31
($ in thousands)              1993      1992      1991
                            --------  --------  --------
Balance at
    beginning of year       $185,061  $208,330  $152,510
    Loans charged off        (34,283)  (88,607) (130,951)
    Recoveries                14,565    14,569     8,441
      Net loans charged off  (19,718)  (74,038) (122,510)
    Provision for possible
      loan losses             (6,200)   66,275   178,330
    Reduction due to sale of
      Texas Bank                   -   (15,506)        -
Balance at end of year      $159,143  $185,061  $208,330

     A valuation reserve on foreclosed assets is reported as a reduction of foreclosed assets. The table below summarizes the changes in this reserve:

                             Year Ended December 31
($ in thousands)            1993     1992     1991
                           ------   ------   ------
Balance at beginning
     of year               $7,128   $5,188   $6,886
Addition to reserve
     charged to expense     4,778   15,622   22,383
Write-downs of
     foreclosed property   (3,014) (13,682) (24,081)
Balance at end of year     $8,892   $7,128   $5,188


Note 5
Related-Party Transactions

     Certain directors and officers of the Company, members of their immediate families and entities in which they or members of their immediate families have principal ownership interests are customers of and have other transactions with the Company in the ordinary course of business. Loans to these parties are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable third-party transactions and do not involve more than normal risks of collectibility or present other unfavorable features.
     Loans to related parties were $24,355,000 and $28,920,000 at December 31, 1993, and 1992, respectively. The change during 1993 reflects $59,521,000 in new loans and $64,086,000 of repayments. These amounts do not include loans made in the ordinary course of business to other entities with which the Company has no relationship, other than a director of the Company being a director of the other entity, unless the director had the ability to significantly influence the other entity.
     Securities sold to related parties under repurchase agreements amounted to $9,968,000 and $13,115,000 at December 31, 1993, and 1992, respectively.
During 1993, the Company sold $22,700,000 of mortgage loan pools to a related party at carrying value, which approximated fair value.


Note 6
Bank Premises and Equipment

                                   December 31
($ in thousands)                   1993     1992
                                 -------  -------
Land                             $16,656  $17,206
Bank premises                     47,607   48,479
Leasehold improvements            27,183   26,149
Furniture and equipment           68,858   64,899
                                 160,304  156,733
Less allowance for depreciation
     and amortization            (79,013) (69,428)
Total                            $81,291  $87,305

                                     Year Ended December 31
($ in thousands)                     1993     1992     1991
                                    ------   ------   ------
Provisions for depreciation
     and amortization included in:
        Occupancy expense           $5,065   $3,788   $5,232
        Equipment expense            6,134    7,953    7,143
Total                              $11,199  $11,741  $12,375


Note 7
Time Deposits

     Domestic certificates of deposit of $100,000 or more amounted to $648,692,000 and $662,217,000 at December 31, 1993, and 1992, respectively.
Interest on these certificates amounted to $23,480,000, $31,797,000 and $82,864,000 in 1993, 1992 and 1991, respectively.
     Foreign deposits, which are deposit liabilities of the Cayman Island office of the Louisiana Bank, were $3,417,000 and $1,695,000 at December 31, 1993, and 1992, respectively. Interest expense on foreign deposits amounted to $149,000, $71,000 and $3,854,000 for 1993, 1992 and 1991, respectively.


Note 8
Debt

                                         December 31
($ in thousands)                        1993     1992
                                        -----  ------
Hibernia Corporation:
    13% Hibernia Corporation notes,
      due August 1995                   $  -   $2,020
Hibernia National Bank:
    8% subordinated capital notes,
      maturing in December 1997,
      with required annual principal
      payments of $360,000                 -    6,040
    Other                                  -      209
Total                                   $  -   $8,269

     During 1993, the Company retired all notes, subordinated capital notes and other debt. At December 31, 1993, no assets of the Company were pledged to creditors.


Note 9
Other Assets and Other Liabilities

                                             December 31
($ in thousands)                            1993     1992
                                           -------  -------
Other assets:
    Accrued interest receivable            $42,562  $37,349
    Goodwill                                39,170   43,200
    Foreclosed assets                       27,920   49,742
    Deferred income taxes                   22,031   11,443
    Purchased mortgage servicing rights      4,270    7,416
    Excess servicing receivable arising
      from asset securitization              3,384    7,270
    Other                                   36,633   31,087
      Total other assets                  $175,970 $187,507

Other liabilities:
    Accrued interest payable               $12,747  $13,434
    Reserve for future rental
      payments under sale/leaseback         21,155   21,317
    Trade accounts payable and
      accrued liabilities                   38,420   14,551
    Other                                    8,193    5,565
      Total other liabilities              $80,515  $54,867

     Amortization relating to goodwill totaled $4,030,000, $4,788,000 and $5,201,000 for the years ended December 31, 1993, 1992, and 1991, respectively. Accumulated amortization at December 31, 1993, and 1992 totaled $27,264,000 and $23,234,000, respectively.


Note 10
Per-Share Data

     Income (loss) per common share data are based on the weighted average number of shares outstanding of 83,175,129; 29,608,279; and 28,116,938 in 1993, 1992 and 1991, respectively. Primary and fully diluted per-share data are not applicable to the Company because the computations are not dilutive.


Note 11
Employee Benefit Plans

     The Company maintains a defined-contribution benefit plan under Section 401(k) of the Internal Revenue Code, the Retirement Security Plan (RSP). Substantially all employees who have completed one year of service are eligible to participate in the RSP. Under the RSP, employees contribute a portion of their regular compensation, with the Company matching employee contributions based upon tenure. Matching contributions are charged to employee benefits expense. At December 31, 1993, the RSP owned 771,100 shares of Class A Common Stock. The Company's contributions to the RSP totaled $705,000 in 1993, $681,000 in 1992 and $2,216,000 in 1991.
     In 1993 and 1992, the Company maintained incentive bonus programs for key employees. Costs of the incentive bonus programs were $1,800,000 and $1,750,000 for the years ended December 31, 1993, and 1992, respectively. No bonuses were accrued or paid during 1991.
     During 1993, the Company established a plan for grant of performance share awards under its Long-Term Incentive Plan for certain members of management. Under this plan, if the Company achieves certain predetermined performance goals during the two-year period from January 1, 1993, through December 31, 1994, the Company will award common stock to certain members of management who contribute to the Company's achievement of predetermined goals. A maximum of 381,000 shares may be awarded under this plan in 1995. During the year ended December 31, 1993, $1,619,000 of compensation expense was recorded relating to the performance share awards.
     The Company sponsors a defined-benefit plan which provides certain health care and life insurance benefits for employees who retired on or before December 31, 1992. The plan is unfunded. Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The effect of prospectively adopting SFAS No. 106 increased net periodic postretirement cost and decreased net income by $292,000.
     In November 1992, the FASB issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 112 requires accrual-based accounting for benefits cost relating to former or inactive employees after employment but before retirement and becomes effective January 1, 1994. The effect of adopting SFAS No. 112 is not expected to have a material impact.
     The accumulated postretirement benefit obligation at January 1, 1993, was $4,102,000. The components of net periodic postretirement benefit cost for 1993 include $373,000 of transition obligation amortization and $327,000 of interest cost.
     The discount rate used in determining the accumulated postretirement benefit obligation was 8%. The annual assumed rate of increase in the cost of covered benefits (the health care trend rate) is 11% and is assumed to decrease gradually to 8% in 1996 and to remain constant thereafter. Increasing the health care trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of January 1, 1993, by $279,000 and the aggregate of the amortization and interest cost components of net periodic postretirement benefits by $22,000.


Note 12
Stock Options

     The Company's stock option plans provide incentive and non-qualified options to various key employees and non-employee directors to purchase shares of Class A Common Stock at no less than the fair market value of the stock at the date of grant. All options issued prior to 1992 became exercisable six months from the date of grant. The remaining options granted under the 1987 Stock Option Plan, the Long-Term Incentive Plan and the 1993 Directors' Stock Option Plan become exercisable in the following increments:
50% after the expiration of two years from the date of grant, an additional 25% three years from the date of grant and the remaining 25% four years from the date of grant.
     Options issued to employees and directors, other than the chief executive officer, become immediately exercisable if the holder of the option dies while the option is outstanding. Options granted under the 1987 Stock Option Plan generally expire 10 years from the date granted. Options granted under the Long-Term Incentive Plan and the 1993 Directors' Stock Option Plan do not expire unless the holder dies, retires, becomes permanently disabled or leaves the employ of the Company, at which time the options expire at various times ranging from 30 to 180 days.
     At December 31, 1993, shares available for grant under the 1987 Stock Option Plan, the Long-Term Incentive Plan and the 1993 Directors' Stock Option Plan amounted to 173,945; 1,918,970; and 925,000, respectively. The 1983 Stock Option Plan was terminated in November 1993, and there are no options outstanding under this plan.
     The table below summarizes the activity in the plans during 1993:

                                                        Price Range
                              Incentive  Non-qualified   Per Share
                              ---------  -------------  -----------
1987 Stock Option Plan:
Outstanding,
December 31, 1992               176,828   752,379      $4.19 to $18.80
Granted                          13,913   642,152         $7.19
Canceled                              -    (4,196)        $4.94
Exercised                             -   (31,639)        $4.94
Outstanding,
December 31, 1993               190,741 1,358,696      $4.19 to $18.80
Exercisable,
December 31, 1993                15,188   401,583      $4.94 to $18.80

Long-Term Incentive Plan:
Outstanding,
December 31, 1992                     -         -
Granted                               -   963,000      $5.94 to $7.75
Canceled                              -   (58,000)     $7.13 to $7.63
Outstanding,
December 31, 1993                     -   905,000      $5.94 to $7.75
Exercisable,
December 31, 1993                     -         -

1993 Directors' Stock Option Plan:
Outstanding,
December 31, 1992                     -         -
Granted                               -    75,000         $7.31
Outstanding,
December 31, 1993                     -    75,000         $7.31
Exercisable,
December 31, 1993                     -         -


Note 13
Income Taxes

     As discussed in Note 1, the Company adopted SFAS No. 109 effective January 1, 1993. As permitted by SFAS No. 109, prior-year financial statements were not restated. Due to limitations related to the valuation of deferred tax assets under SFAS No. 109, there was no cumulative effect adjustment at adoption.
     Income tax expense includes amounts currently payable and amounts deferred to or from other years as a result of differences in the timing of recognition of income and expense for financial reporting and federal tax purposes. The components of income tax expense are as follows:

                                                   Year Ended December 31
($ in thousands)                                1993      1992      1991
                                               -------   ------    -------
Current tax expense:
     Federal income tax                        $11,073     $702         $0
     State income tax                            1,696      848        183
Total current tax expense                       12,769    1,550        183
Deferred tax expense (benefit):
     Federal income tax                          2,434     (702)       782
     Change in deferred tax valuation reserve  (13,507)       -          -
Total deferred tax expense (benefit)           (11,073)    (702)       782
Shareholders' Equity:
     Cumulative effect of change in accounting
      for securities available for sale          3,588        -          -
     Change in deferred tax valuation reserve   (3,588)       -          -
Total shareholders' equity                           -        -          -
Income tax expense                              $1,696     $848       $965

   The reconciliation of the federal statutory income tax rate to the Company's effective rate can be found in the table below.

                                                                     Year Ended December 31
($ in thousands)                                             1993               1992               1991
                                                        Amount   Rate     Amount    Rate     Amount    Rate
                                                       -----------------  -----------------  -----------------
Tax expense (benefit) based on federal statutory rate  $17,376    35.0 %  ($2,402)  (34.0)% ($48,631)  (34.0)%
Tax-exempt interest                                     (2,573)   (5.2)    (3,508)  (49.7)    (6,695)   (4.7)
Goodwill                                                 1,365     2.7        991    14.0     (3,025)   (2.1)
Sale of Texas Bank                                           -       -      2,182    30.9      4,420     3.1
State income tax, net of federal benefit                 1,103     2.2        559     7.9        120     0.1
Limitation on recognition of tax benefit                     -       -      2,527    35.8     54,407    38.0
Change in deferred tax valuation reserve               (13,507)  (27.2)         -       -          -       -
Change in tax rate on existing temporary differences    (2,109)   (4.2)         -       -          -       -
Other                                                       41     0.1        499     7.1        369     0.3
Income tax expense                                      $1,696     3.4 %     $848    12.0 %     $965     0.7 %

     During 1993, deferred income taxes were based on differences between the basis of assets and liabilities for financial statement purposes and tax reporting purposes and available tax credit carryforwards. During 1992 and 1991, deferred income taxes were provided on those items that were taxable or deductible in different periods for financial statement and federal income tax purposes. The tax effects of the cumulative temporary differences and tax credit carryforwards which create deferred tax assets and liabilities at December 31, 1993, are detailed below:

                                                  December 31
($ in thousands)                                      1993
                                                  -----------
Deferred tax assets:
    Reserve for possible loan losses               $55,700
    Sale / leaseback                                 6,258
    Foreclosed assets                                4,671
    Loan fees                                        2,462
    Other                                           11,122
    Alternative minimum tax credit carryforward     17,450
Total deferred tax assets                           97,663
Deferred tax liabilities:
    Discounts on securities                            388
    Unrealized gain on securities
       available for sale                            3,588
    Depreciation                                     1,398
    Purchase accounting adjustments, net             2,619
    Other                                            3,726
Total deferred tax liabilities                      11,719
Deferred tax assets net of
  deferred tax liabilities                          85,944
Deferred tax valuation reserve                     (63,913)
Total net deferred tax asset                       $22,031

     Management currently estimates realizability of the net deferred tax asset based on the Company's ability to, first, recover taxes previously paid and, second, generate taxable income over the next 12 months. A deferred tax valuation reserve is established to limit the net deferred tax asset to its realizable value.
     The tax effects of significant items giving rise to deferred tax expense (benefit) in 1992 and 1991 are detailed below:

                                          Year Ended December 31
($ in thousands)                             1992        1991
                                            -------    ---------
Provision for possible loan losses          $2,635     ($18,978)
Discounts on securities                       (137)        (319)
Foreclosed assets                              750       (3,030)
Loan fees                                      550          334
Depreciation                                  (739)        (395)
Sale of auto loans                          (3,638)         562
Alternative minimum tax credits               (575)           -
Other                                          452       (3,511)
Limitation on recognition of tax benefit         -       26,119
Deferred tax expense (benefit)               ($702)        $782

     For federal income tax purposes, the Company has $17,450,000 in alternative minimum tax credit carryforwards at December 31, 1993, which do not expire.
     During the years ended December 31, 1993, 1992 and 1991, the Company made federal income tax payments of $9,550,000, $1,850,000 and $917,000, respectively. In 1992, the Company received a federal income tax refund of $18,092,000 resulting from the carryback of its 1991 net operating loss.
     The 1992 debt restructuring between the Company and bank group discussed in Note 17 gave rise to "testing dates" under Section 382 of the Internal Revenue Code to determine if a change in ownership of the Company had occurred. Generally, a change in ownership occurs when the percentage of stock owned by one or more five-percent shareholders, as defined, has increased by more than 50 percentage points over a three-year period. When a change of this type occurs, a limitation is imposed on pre-change "built-in" losses, as defined, and tax credit carryforwards. Due to the assumed issuance of stock in connection with proposed mergers and dependent upon resolution of proposed tax regulations related to stock issuances, for purposes of Section 382, a change in ownership of the Company either occurred during late 1993 or will occur in early 1994. Based on current estimates, the Company has no prechange "built-in" losses, and its ability to utilize tax credit carryforwards will not be significantly affected.


Note 14
Leases

     The Company leases its headquarters, operations center and certain other bank premises and equipment under non-cancelable operating leases which expire at various dates through 2013. Certain of the leases have escalation clauses and renewal options ranging from one to 30 years.
     Total rental expense (none of which represents contingent rentals) included in occupancy and equipment expense was $10,428,000, $12,179,000 and $14,817,000 in 1993, 1992 and 1991, respectively.
     The future minimum rental commitments at December 31, 1993, for all long-term operating leases are as follows: 1994 - $8,877,000; 1995 - $8,683,000; 1996 - $8,004,000; 1997 - $7,717,000; 1998 - $7,477,000; and
thereafter - $64,812,000.
     On January 1, 1991, the Company changed its method of accounting for lease expense related to the 1983 sale/leaseback of the Company's headquarters and operations buildings. Under the alternative method adopted in 1991, the Company recognizes lease expense on the straight-line basis over the terms of the 25-year leases, rather than in accordance with the contractual lease payments. The cumulative effect adjustment resulting from the change in method included in the results of operations for 1991 amounted to $21.6 million. The change had no material effect on the results of operations (before the cumulative effect adjustment) for 1991. There was no income tax benefit recognized related to the cumulative effect adjustment.


Note 15
Other Operating Expense

($ in thousands)
Year ended December 31                     1993      1992      1991
                                          -------   -------   -------
Deposit insurance and examination fees    $12,050   $11,389   $14,178
Postage                                     3,599     4,159     6,491
Stationery and supplies                     3,498     3,537     4,364
Professional                                7,465    11,530    14,020
Amortization of intangibles                 7,362     9,171     9,207
State taxes on equity                       2,356     1,872     4,614
Loan collection expense                     3,876     5,931     8,310
Advertising and promotion expenses          5,029     2,277     2,767
Valuation allowance on Texas Bank               -         -    13,000
Other                                      28,540    18,002    36,681
    Total other operating expense         $73,775   $67,868  $113,632


Note 16
Proposed Mergers

     The Company is a party to merger agreements with four Louisiana financial institutions which, as of December 31, 1993, are pending regulatory and shareholder approval. All of these transactions are expected to be consummated during 1994 and will be accounted for as poolings of interests. The summary below contains information regarding institutions with which the Company has entered into definitive merger agreements.
     The consideration shown will be exchanged for the voting securities and non-voting convertible securities of the institutions. Additionally, certain debt and other liabilities of the institutions totaling approximately $36,500,000 are expected to be retired.

($ in thousands)                            September 30, 1993    Estimated Consideration
                                            -------------------   -----------------------
                                            Number                 Hibernia    Value of
                                              of        Total     Shares to    Shares to
Institution                                 Offices     Assets   Be Issued *  Be Issued *
- - --------------------------------            --------   --------  -----------  -----------
Commercial Bancshares, Inc.                      8     $163,299   2,493,000     $18,700
Bastrop National Bank                            4      123,484   2,867,000      21,500
First Bancorp of Louisiana, Inc.                 7      224,871   4,800,000      36,000
First Continental Bancshares, Inc.               8      395,671   4,493,000      33,697

    Total                                       27     $907,325  14,653,000    $109,897
* Estimated per share market value of $7.50.


Note 17
Recapitalization

     During 1992, the Company increased shareholders' equity by $177.8 million through the restructuring of $99.1 million in debt and a shareholder rights offering.

Debt Restructuring
     On September 28, 1992, the Company completed the restructuring of its $99.1 million debt to a group of seven banks. As reflected in the table below, the existing debt was extinguished through the issuance of securities and resulted in a non-cash extraordinary loss for the fair value of the securities issued in excess of the carrying value of the debt restructured.

COMPUTATION OF EXTRAORDINARY LOSS
($ in thousands)

Securities issued:
     21,818,182 shares of non-cumulative
        convertible preferred stock valued at
        $5.125 per share, which was the quoted
        market price of Hibernia Corporation
        common stock on September 28,1992                  $111,818
     1,812,000 common stock purchase warrants
        valued at $2.375 per share, which is the
        spread between the $5.125 quoted market
        price of Hibernia Corporation common
        stock on September 28, 1992, and the
        $2.75 contractual exercise price                      4,304
     Senior debt, secured by all assets of the Company       26,625
     Subordinated debt                                       12,500
        Total fair value of securities issued               155,247
Less:  debt restructured                                     99,125
Extraordinary loss (non-cash) on debt restructuring         $56,122

    The Company recorded the preferred stock at its $60 million liquidation preference and recorded as surplus the value of the preferred stock in excess of the liquidation preference, together with the value of the warrants issued, net of costs of issuance of $1.3 million. Subsequent to the completion of the rights offering and pursuant to antidilution provisions of the preferred stock, the bank group converted an aggregate of 21,818,182 shares of preferred stock to 22,091,443 shares of common stock.
     Under antidilution provisions of the senior and subordinated debt agreements, each bank was issued rights to purchase additional shares of common stock, the number to be determined by the number of shares issued in a rights offering to shareholders. The agreements provided that, if all shares available in the rights offering were purchased, the banks would have the right to purchase an aggregate of approximately 16.5 million shares. The rights offering was fully subscribed, and the banks elected to purchase an aggregate of 10.3 million shares through the conversion of debt and related accrued interest, and certain of the banks purchased for cash an additional
1.9 million shares.
     During 1993, certain warrants issued in the restructuring were exercised, resulting in the issuance of approximately 1,151,000 shares of common stock. The number of shares subject to warrants outstanding and exercisable at December 31, 1993, was approximately 661,000. The warrants expire in September 1999.

Rights Offering
     On November 12, 1992, the Company commenced an offering to shareholders of record on that date to purchase 19.8 million shares of common stock at a subscription price of $4.00 per share. The closing market price of the Company's common stock on November 11, 1992, was $5.00 per share. The offering was fully subscribed, and the Company issued 19.8 million shares of common stock. As previously described, certain debtholders elected to participate in the rights offering and purchased an additional 1.9 million shares of common stock at $4.00 per share. The Company received net proceeds from the rights offering of $79.2 million.


Note 18
Sale of the Texas Bank

     On December 31, 1992, the Company sold the stock of the Texas Bank to Comerica Incorporated. The Company received net proceeds of $56.2 million, which is the purchase price of $58.0 million reduced by the dividend paid by the Texas Bank to the Parent Company in the third quarter of 1992. The Company recorded a loss of $2.9 million in the third quarter of 1992 in order to reduce the Parent Company's investment in the Texas Bank to its net realizable value.
     At June 30, 1992, the carrying values of the assets and liabilities of the Texas Bank were $910.2 million and $848.2 million, respectively. The revenues and expenses of the Texas Bank (before eliminations) shown in the table below are included in the Consolidated Statements of Income on a fully consolidated basis for 1991 and the first six months of 1992.

CONDENSED STATEMENTS OF INCOME
HIBERNIA NATIONAL BANK IN TEXAS
                                 Six Months      Year Ended
                                 Ended June 30   December 31
($ in thousands)                     1992          1991
                                 -------------   -----------
Interest income                     $36,132       $94,676
Interest expense                     15,974        55,377
     Net interest income
       before provision              20,158        39,299
Provision for possible loan losses    3,125         7,280
     Net interest income             17,033        32,019
Noninterest income                    5,316        17,730
Noninterest expense                  19,939        46,647
     Income before income taxes       2,410         3,102
Income tax expense                    1,009           864
     Net income                      $1,401        $2,238


NOTE 19

HIBERNIA CORPORATION
(PARENT COMPANY ONLY)

BALANCE SHEETS
($ in thousands)                  December 31
                                 1993       1992
                               --------   --------
Investment in bank subsidiary  $378,380   $309,985
Other assets                     60,579     67,039
    Total assets               $438,959   $377,024
Current liabilities             $10,587     $5,876
Debt                                  -      2,020
Shareholders' equity            428,372    369,128
    Total liabilities and
      shareholders' equity     $438,959   $377,024

HIBERNIA CORPORATION
(PARENT COMPANY ONLY)

STATEMENTS OF INCOME
($ in thousands)                      Year Ended December 31
                                     1993       1992      1991
                                    -------    ------  ---------
Equity in undistributed income
    (loss) of subsidiary            $58,143    $7,067  ($147,919)
Dividends from subsidiary                 -     3,338      8,900
Other income                          1,915    (3,839)        63
    Total income                     60,058     6,566   (138,956)
Interest expense                         65    10,902     11,597
Other expense                        11,391     4,578     15,105
    Total expense                    11,456    15,480     26,702
    Income (loss)
      before taxes and
      extraordinary item             48,602    (8,914)  (165,658)
Income tax expense (benefit)            652      (999)       (18)
    Income (loss)
      before extraordinary
      item                           47,950    (7,915)  (165,640)
Extraordinary loss
   on debt restructuring                  -   (56,122)         -
    Net income (loss)               $47,950  ($64,037) ($165,640)

HIBERNIA CORPORATION
(PARENT COMAPNY ONLY)

STATEMENTS OF CASH FLOWS
($ in thousands)
                                           Year Ended December 31
                                           1993     1992      1991
                                         -------  -------  --------
Operating Activities
    Net income (loss)                    $47,950 ($64,037)($165,640)
    Non-cash adjustment for equity
      in subsidiary's undistributed
      net (income) loss                  (58,143)  (7,067)  147,919
    Extraordinary loss on
      debt restructuring                       -   56,122         -
    Other adjustments                      4,698   17,355    27,933
Net cash provided (used) by
operating activities                      (5,495)   2,373    10,212
Investing Activities
    Investment in subsidiary                   -  (75,000)   (6,217)
    Sale of Texas Bank                         -   56,225         -
Net cash used by
investing activities                           -  (18,775)   (6,217)
Financing Activities
    Issuance of debt                           -        -       852
    Payments of debt                      (2,020)    (237)  (10,000)
    Dividends paid                        (2,508)       -    (4,181)
    Issuance of Common Stock               3,550   79,332     2,424
Net cash provided (used)
by financing activities                     (978)  79,095   (10,905)
    Increase (decrease) in cash           (6,473)  62,693    (6,910)
Cash at beginning of year                 62,790       97     7,007
Cash at end of year                      $56,317  $62,790       $97


Note 20
Other Financial Instruments

     The Company issues financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, letters of credit and standby letters of credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.
     Commitments to extend credit are legally binding, conditional agreements generally having fixed expiration or termination dates and specified interest rates and purposes. These commitments generally require customers to maintain certain credit standards. Collateral requirements and loan-to-value ratios are the same as those for funded transactions and are established based on management's credit assessment of the customer. Commitments may expire without being drawn upon. Therefore, the total commitment amount does not necessarily represent future requirements.
     The Company issues letters of credit and financial guarantees whereby it agrees to honor certain financial commitments in the event its customers are unable to perform. The majority of the standby letters of credit consist of performance guarantees. Management conducts regular reviews of all outstanding standby letters of credit, and the results of these reviews are considered in assessing the adequacy of the Company's reserve for possible loan losses.

                                   December 31
($ in thousands)                  1993      1992
                                -------   -------
Commitments to
    extend credit               $531,692  $429,766
Letters of credit
    and financial guarantees    $101,342  $128,481

     Management does not anticipate any material losses as a result of these instruments.
     As of December 31, 1993, and 1992, the Company was a guarantor of an interest rate swap agreement, which matures in 1995, with a notional amount of $74 million. The agreement was executed by one of the Company's customers, and the Company is exposed to loss should its customer default. The Company's exposure to loss is limited to the difference between the interest payments the customer is obligated to pay and those it is entitled to receive. The Company attempts to minimize this risk by performing normal credit reviews on its customer.
     Significant loan concentrations are disclosed in Note 4.


Note 21
Fair Value of Financial Instruments

     SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments for which it is practicable to estimate fair value, whether or not the financial instruments are recognized in the financial statements. When quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The derived fair value estimates cannot be substantiated through comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Further, the disclosures do not include estimated fair values for items which are not financial instruments but which represent significant value to the Company - among them, core deposit intangibles, loan servicing rights, trust operations and other fee-generating businesses. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.
     The carrying amount of cash and short-term investments, demand deposits and short-term borrowings approximates the estimated fair value of these financial instruments. The estimated fair value of securities, interest rate swaps and other off-balance-sheet instruments is based on quoted market prices, dealer quotes and prices obtained from independent pricing services. The estimated fair value of loans and interest-bearing deposits is based on present values using applicable risk-adjusted spreads to the LIBOR yield curve to approximate current interest rates applicable to each category of these financial instruments.
     Interest rates were not adjusted for changes in credit of performing commercial loans for which there are no known credit concerns. Management segregates loans in appropriate risk categories and believes the risk factor embedded in the interest rates results in a fair valuation of these loans on an entry-value basis.
     Variances between the carrying amount and the estimated fair value of loans reflect both credit risk and interest rate risk. Changes in credit risk gave rise to carrying amounts in excess of fair values which is more than offset by the reserve for possible loan losses of $159.1 million. However, the current low interest rate environment gave rise to fair values in excess of carrying amounts.
     The fair value estimates presented are based on information available to management as of December 31, 1993. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, these amounts have not been revalued for purposes of these financial statements since that date, and, therefore, current estimates of fair value may differ significantly from the amounts presented.

                                                   December 31, 1993
                                                              Estimated
                                                   Carrying     Fair
($ in thousands)                                   Amount       Value
                                                 ----------   ---------
Assets
    Cash and short-term investments                $436,675    $436,675
    Securities available for sale                   394,640     394,640
    Securities held to maturity                   1,526,231   1,551,832
    Commercial loans                              1,473,269   1,485,153
    Consumer loans                                  854,850     860,699
Liabilities
    Demand deposits                                 812,693     812,693
    Interest-bearing deposits                     3,273,342   3,257,225
    Federal funds purchased and securities sold
      under agreements to repurchase                137,986     137,986
Off-balance-sheet financial instruments
    Interest rate swaps                                   -       1,408
    Commitments and letters of credit                     -      (5,770)


Note 22
Regulatory Matters and Dividend Restrictions

     In July 1991, the Louisiana Bank entered into a consent order with the Office of the Comptroller of the Currency (OCC). Under the consent order, the Louisiana Bank agreed to develop three-year capital, strategic, profit and liquidity plans; to review and revise certain policies; and to correct specific matters deemed by the OCC to be violations of law. In June 1993, this consent order was terminated by the OCC.
     In December 1991, the Parent Company entered into an agreement with the Federal Reserve Bank of Atlanta (FRB), pursuant to which the Parent Company agreed, among other things, to develop capital, strategic and liquidity plans and to obtain approval from the FRB prior to declaring or paying any dividends on its capital stock, increasing its indebtedness or selling certain assets. These regulatory controls were terminated by the FRB in November 1993.
     Under current FRB regulations, the Louisiana Bank may lend the Parent Company up to 10% of the Louisiana Bank's capital and surplus. Based on this limitation, approximately $26,086,000 was available for loans to the Parent Company at December 31, 1993.
     The payment of dividends by the Louisiana Bank to the Parent Company is restricted by various regulatory and statutory limitations. In 1994, the Louisiana Bank will have available to pay dividends to the Parent Company, without approval of the OCC, approximately $84,878,000, plus net retained profits earned in 1994 prior to the dividend declaration date.
     Banks are required to maintain noninterest-bearing balances with the FRB to meet reserve requirements. Average reserve balances were $38,370,000 in 1993 and $44,343,000 in 1992.


Note 23
Contingencies

     The Company is a party to certain pending legal proceedings arising from matters incidental to its business.
     In addition, the Company is a named defendant in a shareholder class-action suit which alleges that, during the period March 19, 1990, to July 30, 1991, the market value of the Company's common stock was artificially inflated due to false and misleading news releases and public statements and the failure to disclose material facts. This suit is in the discovery stage. The Company intends to contest the suit vigorously.
     The Company has established reserves for potential litigation losses of approximately $11,500,000 at December 31, 1993. In the opinion of management and counsel, the aggregated unreserved liability or loss, if any, of legal proceedings will not have a significant effect on the consolidated financial condition of the Company.

EXHIBIT 23
CONSENT OF INDEPENDENT AUDITORS


                 Consent of Independent Auditors


We consent to the incorporation by reference in this Annual Report (Form 10-K) of Hibernia Corporation of our report dated January 11, 1994, included in the 1993 Annual Report to Shareholders of Hibernia Corporation.

We also consent to the incorporation by reference in Registration Statement Number 33-26553 on Form S-3 dated February 21, 1989; in Post-Effective Amendment Number 1 to Registration Statement Number 2-81353 on Form S-8 dated February 23, 1989; in Post-Effective Amendment Number 1 to Registration Statement Number 33-26871 on Form S-8 dated February 23, 1989; in Post-Effective Amendment Number 1 to Registration Statement 33-37701 on Form S-3 dated January 31, 1991; in Post-Effective Amendment Number 3 to Registration Statement Number 2-96194 on Form S-8 dated April 8, 1991; in Registration Statement Number 33-53108 on Form S-3 dated December 28, 1992; and in Registration Statement Number 33-55844 on Form S-3 dated December 28, 1992, of our report dated January 11, 1994, with respect to the consolidated financial statements of Hibernia Corporation incorporated by reference in this Annual Report (Form 10-K) for the year ended December 31, 1993.


                                           /s/ Ernst & Young

New Orleans, Louisiana
March 29, 1994

EXHIBIT 24
POWERS OF ATTORNEY


                             P0WER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Hibernia Corporation, a Louisiana corporation (the "Corporation"), does hereby name, constitute and appoint Robert H. Boh, Patricia C. Meringer, Gary
L. Ryan, and each of them (with full power to each of them to act alone), his true and lawful agents and attorneys-in-fact, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute, acknowledge, deliver, and file with the Securities and Exchange Commission (or any other governmental or regulatory authority), the Annual Report of the Corporation on Form 10-K (or other appropriate form) for the fiscal year ended December 31, 1993, and any and all amendments thereto, with any and all exhibits and any and all other documents required to be filed with respect thereto or in connection therewith, granting unto said agents and attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, and the undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or any of them may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand on this 14th day of December, 1993.



                              /S/ W. JAMES AMOSS, JR.
                              W. James Amoss, Jr.
                              Director
                              HIBERNIA CORPORATION

                             P0WER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned Chairman and director of Hibernia Corporation, a Louisiana corporation (the "Corporation"), does hereby name, constitute and appoint Patricia C. Meringer and Gary L. Ryan, and each of them (with full power to each of them to act alone), his true and lawful agents and attorneys-in-fact, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute, acknowledge, deliver, and file with the Securities and Exchange Commission (or any other governmental or regulatory authority), the Annual Report of the Corporation on Form 10-K (or other appropriate form) for the fiscal year ended December 31, 1993, and any and all amendments thereto, with any and all exhibits and any and all other documents required to be filed with respect thereto or in connection therewith, granting unto said agents and attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, and the undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or any of them may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand on this 14th day of December, 1993.



                              /S/ROBERT H. BOH
                              Robert H. Boh
                              Chairman and Director
                              HIBERNIA CORPORATION

                             P0WER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Hibernia Corporation, a Louisiana corporation (the "Corporation"), does hereby name, constitute and appoint Robert H. Boh, Patricia C. Meringer, Gary
L. Ryan, and each of them (with full power to each of them to act alone), his true and lawful agents and attorneys-in-fact, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute, acknowledge, deliver, and file with the Securities and Exchange Commission (or any other governmental or regulatory authority), the Annual Report of the Corporation on Form 10-K (or other appropriate form) for the fiscal year ended December 31, 1993, and any and all amendments thereto, with any and all exhibits and any and all other documents required to be filed with respect thereto or in connection therewith, granting unto said agents and attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, and the undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or any of them may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand on this 14th day of December, 1993.



                              /S/ J. TERRELL BROWN
                              J. Terrell Brown
                              Director
                              HIBERNIA CORPORATION

                             P0WER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Hibernia Corporation, a Louisiana corporation (the "Corporation"), does hereby name, constitute and appoint Robert H. Boh, Patricia C. Meringer, Gary
L. Ryan, and each of them (with full power to each of them to act alone), his true and lawful agents and attorneys-in-fact, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute, acknowledge, deliver, and file with the Securities and Exchange Commission (or any other governmental or regulatory authority), the Annual Report of the Corporation on Form 10-K (or other appropriate form) for the fiscal year ended December 31, 1993, and any and all amendments thereto, with any and all exhibits and any and all other documents required to be filed with respect thereto or in connection therewith, granting unto said agents and attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, and the undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or any of them may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand on this 14th day of December, 1993.



                              /S/BROOKE H. DUNCAN
                              Brooke H. Duncan
                              Director
                              HIBERNIA CORPORATION

                             P0WER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Hibernia Corporation, a Louisiana corporation (the "Corporation"), does hereby name, constitute and appoint Robert H. Boh, Patricia C. Meringer, Gary
L. Ryan, and each of them (with full power to each of them to act alone), his true and lawful agents and attorneys-in-fact, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute, acknowledge, deliver, and file with the Securities and Exchange Commission (or any other governmental or regulatory authority), the Annual Report of the Corporation on Form 10-K (or other appropriate form) for the fiscal year ended December 31, 1993, and any and all amendments thereto, with any and all exhibits and any and all other documents required to be filed with respect thereto or in connection therewith, granting unto said agents and attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, and the undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or any of them may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand on this 14th day of December, 1993.



                              /S/RICHARD W. FREEMAN, JR.
                              Richard W. Freeman, Jr.
                              Director
                              HIBERNIA CORPORATION

                             P0WER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Hibernia Corporation, a Louisiana corporation (the "Corporation"), does hereby name, constitute and appoint Robert H. Boh, Patricia C. Meringer, Gary
L. Ryan, and each of them (with full power to each of them to act alone), his true and lawful agents and attorneys-in-fact, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute, acknowledge, deliver, and file with the Securities and Exchange Commission (or any other governmental or regulatory authority), the Annual Report of the Corporation on Form 10-K (or other appropriate form) for the fiscal year ended December 31, 1993, and any and all amendments thereto, with any and all exhibits and any and all other documents required to be filed with respect thereto or in connection therewith, granting unto said agents and attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, and the undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or any of them may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand on this 14th day of December, 1993.



                              /S/ROBERT L. GOODWIN
                              Robert L. Goodwin
                              Director
                              HIBERNIA CORPORATION

                             P0WER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned President, Chief Executive Officer and director of Hibernia Corporation, a Louisiana corporation (the "Corporation"), does hereby name, constitute and appoint Robert H. Boh, Patricia C. Meringer, Gary L. Ryan, and each of them (with full power to each of them to act alone), his true and lawful agents and attorneys-in-fact, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute, acknowledge, deliver, and file with the Securities and Exchange Commission (or any other governmental or regulatory authority), the Annual Report of the Corporation on Form 10-K (or other appropriate form) for the fiscal year ended December 31, 1993, and any and all amendments thereto, with any and all exhibits and any and all other documents required to be filed with respect thereto or in connection therewith, granting unto said agents and attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, and the undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or any of them may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand on this 14th day of December, 1993.



                              /S/STEPHEN A. HANSEL
                              Stephen A. Hansel
                              President, Chief Executive Officer
                                and Director
                              HIBERNIA CORPORATION

                             P0WER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Hibernia Corporation, a Louisiana corporation (the "Corporation"), does hereby name, constitute and appoint Robert H. Boh, Patricia C. Meringer, Gary
L. Ryan, and each of them (with full power to each of them to act alone), his true and lawful agents and attorneys-in-fact, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute, acknowledge, deliver, and file with the Securities and Exchange Commission (or any other governmental or regulatory authority), the Annual Report of the Corporation on Form 10-K (or other appropriate form) for the fiscal year ended December 31, 1993, and any and all amendments thereto, with any and all exhibits and any and all other documents required to be filed with respect thereto or in connection therewith, granting unto said agents and attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, and the undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or any of them may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand on this 14th day of December, 1993.



                              /S/DICK H. HEARIN
                              Dick H. Hearin
                              Director
                              HIBERNIA CORPORATION

                             P0WER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Hibernia Corporation, a Louisiana corporation (the "Corporation"), does hereby name, constitute and appoint Robert H. Boh, Patricia C. Meringer, Gary
L. Ryan, and each of them (with full power to each of them to act alone), his true and lawful agents and attorneys-in-fact, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute, acknowledge, deliver, and file with the Securities and Exchange Commission (or any other governmental or regulatory authority), the Annual Report of the Corporation on Form 10-K (or other appropriate form) for the fiscal year ended December 31, 1993, and any and all amendments thereto, with any and all exhibits and any and all other documents required to be filed with respect thereto or in connection therewith, granting unto said agents and attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, and the undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or any of them may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand on this 14th day of December, 1993.



                              /S/ROBERT T. HOLLEMAN
                              Robert T. Holleman
                              Director
                              HIBERNIA CORPORATION

                             P0WER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Hibernia Corporation, a Louisiana corporation (the "Corporation"), does hereby name, constitute and appoint Robert H. Boh, Patricia C. Meringer, Gary
L. Ryan, and each of them (with full power to each of them to act alone), his true and lawful agents and attorneys-in-fact, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute, acknowledge, deliver, and file with the Securities and Exchange Commission (or any other governmental or regulatory authority), the Annual Report of the Corporation on Form 10-K (or other appropriate form) for the fiscal year ended December 31, 1993, and any and all amendments thereto, with any and all exhibits and any and all other documents required to be filed with respect thereto or in connection therewith, granting unto said agents and attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, and the undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or any of them may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand on this 14th day of December, 1993.



                              /S/ HUGH J. KELLY
                              Hugh J. Kelly
                              Director
                              HIBERNIA CORPORATION

                             P0WER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Hibernia Corporation, a Louisiana corporation (the "Corporation"), does hereby name, constitute and appoint Robert H. Boh, Patricia C. Meringer, Gary
L. Ryan, and each of them (with full power to each of them to act alone), his true and lawful agents and attorneys-in-fact, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute, acknowledge, deliver, and file with the Securities and Exchange Commission (or any other governmental or regulatory authority), the Annual Report of the Corporation on Form 10-K (or other appropriate form) for the fiscal year ended December 31, 1993, and any and all amendments thereto, with any and all exhibits and any and all other documents required to be filed with respect thereto or in connection therewith, granting unto said agents and attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, and the undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or any of them may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand on this 14th day of December, 1993.



                              /S/ JOHN P. LABORDE
                              John P. Laborde
                              Director
                              HIBERNIA CORPORATION

                             P0WER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Hibernia Corporation, a Louisiana corporation (the "Corporation"), does hereby name, constitute and appoint Robert H. Boh, Patricia C. Meringer, Gary
L. Ryan, and each of them (with full power to each of them to act alone), his true and lawful agents and attorneys-in-fact, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute, acknowledge, deliver, and file with the Securities and Exchange Commission (or any other governmental or regulatory authority), the Annual Report of the Corporation on Form 10-K (or other appropriate form) for the fiscal year ended December 31, 1993, and any and all amendments thereto, with any and all exhibits and any and all other documents required to be filed with respect thereto or in connection therewith, granting unto said agents and attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, and the undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or any of them may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand on this 14th day of December, 1993.



                              /S/ SIDNEY W. LASSEN
                              Sidney W. Lassen
                              Director
                              HIBERNIA CORPORATION

                             P0WER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned Vice Chairman and director of Hibernia Corporation, a Louisiana corporation (the "Corporation"), does hereby name, constitute and appoint Robert H. Boh, Patricia C. Meringer, Gary L. Ryan, and each of them (with full power to each of them to act alone), his true and lawful agents and attorneys-in-fact, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute, acknowledge, deliver, and file with the Securities and Exchange Commission (or any other governmental or regulatory authority), the Annual Report of the Corporation on Form 10-K (or other appropriate form) for the fiscal year ended December 31, 1993, and any and all amendments thereto, with any and all exhibits and any and all other documents required to be filed with respect thereto or in connection therewith, granting unto said agents and attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, and the undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or any of them may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand on this 14th day of December, 1993.



                              /S/ DONALD J. NALTY
                              Donald J. Nalty
                              Vice Chairman and Director
                              HIBERNIA CORPORATION

                             P0WER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Hibernia Corporation, a Louisiana corporation (the "Corporation"), does hereby name, constitute and appoint Robert H. Boh, Patricia C. Meringer, Gary
L. Ryan, and each of them (with full power to each of them to act alone), his true and lawful agents and attorneys-in-fact, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute, acknowledge, deliver, and file with the Securities and Exchange Commission (or any other governmental or regulatory authority), the Annual Report of the Corporation on Form 10-K (or other appropriate form) for the fiscal year ended December 31, 1993, and any and all amendments thereto, with any and all exhibits and any and all other documents required to be filed with respect thereto or in connection therewith, granting unto said agents and attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, and the undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or any of them may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand on this 14th day of December, 1993.



                              /S/ROBERT T. RATCLIFF
                              Robert T. Ratcliff
                              Director
                              HIBERNIA CORPORATION

                             P0WER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Hibernia Corporation, a Louisiana corporation (the "Corporation"), does hereby name, constitute and appoint Robert H. Boh, Patricia C. Meringer, Gary
L. Ryan, and each of them (with full power to each of them to act alone), his true and lawful agents and attorneys-in-fact, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute, acknowledge, deliver, and file with the Securities and Exchange Commission (or any other governmental or regulatory authority), the Annual Report of the Corporation on Form 10-K (or other appropriate form) for the fiscal year ended December 31, 1993, and any and all amendments thereto, with any and all exhibits and any and all other documents required to be filed with respect thereto or in connection therewith, granting unto said agents and attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, and the undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or any of them may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand on this 14th day of December, 1993.



                              /S/ JOE D. SMITH, JR.
                              Joe D. Smith, Jr.
                              Director
                              HIBERNIA CORPORATION

                             P0WER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Hibernia Corporation, a Louisiana corporation (the "Corporation"), does hereby name, constitute and appoint Robert H. Boh, Patricia C. Meringer, Gary
L. Ryan, and each of them (with full power to each of them to act alone), his true and lawful agents and attorneys-in-fact, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute, acknowledge, deliver, and file with the Securities and Exchange Commission (or any other governmental or regulatory authority), the Annual Report of the Corporation on Form 10-K (or other appropriate form) for the fiscal year ended December 31, 1993, and any and all amendments thereto, with any and all exhibits and any and all other documents required to be filed with respect thereto or in connection therewith, granting unto said agents and attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, and the undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or any of them may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand on this 14th day of December, 1993.



                              /S/ JAMES H. STONE
                              James H. Stone
                              Director
                              HIBERNIA CORPORATION

                             P0WER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Hibernia Corporation, a Louisiana corporation (the "Corporation"), does hereby name, constitute and appoint Robert H. Boh, Patricia C. Meringer, Gary
L. Ryan, and each of them (with full power to each of them to act alone), his true and lawful agents and attorneys-in-fact, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute, acknowledge, deliver, and file with the Securities and Exchange Commission (or any other governmental or regulatory authority), the Annual Report of the Corporation on Form 10-K (or other appropriate form) for the fiscal year ended December 31, 1993, and any and all amendments thereto, with any and all exhibits and any and all other documents required to be filed with respect thereto or in connection therewith, granting unto said agents and attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, and the undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or any of them may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand on this 14th day of December, 1993.



                              /S/ VIRGINIA EASON WEINMANN
                              Virginia Eason Weinmann
                              Director
                              HIBERNIA CORPORATION

                             P0WER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Hibernia Corporation, a Louisiana corporation (the "Corporation"), does hereby name, constitute and appoint Robert H. Boh, Patricia C. Meringer, Gary
L. Ryan, and each of them (with full power to each of them to act alone), his true and lawful agents and attorneys-in-fact, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute, acknowledge, deliver, and file with the Securities and Exchange Commission (or any other governmental or regulatory authority), the Annual Report of the Corporation on Form 10-K (or other appropriate form) for the fiscal year ended December 31, 1993, and any and all amendments thereto, with any and all exhibits and any and all other documents required to be filed with respect thereto or in connection therewith, granting unto said agents and attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, and the undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or any of them may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand on this 14th day of December, 1993.



                              /S/ ERNEST L. WILLIAMSON
                              Ernest L. Williamson
                              Director
                              HIBERNIA CORPORATION

                             P0WER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Hibernia Corporation, a Louisiana corporation (the "Corporation"), does hereby name, constitute and appoint Robert H. Boh, Patricia C. Meringer, Gary
L. Ryan, and each of them (with full power to each of them to act alone), his true and lawful agents and attorneys-in-fact, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute, acknowledge, deliver, and file with the Securities and Exchange Commission (or any other governmental or regulatory authority), the Annual Report of the Corporation on Form 10-K (or other appropriate form) for the fiscal year ended December 31, 1993, and any and all amendments thereto, with any and all exhibits and any and all other documents required to be filed with respect thereto or in connection therewith, granting unto said agents and attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, and the undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or any of them may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand on this 14th day of December, 1993.



                              /S/ ROBERT E. ZETZMANN
                              Robert E. Zetzmann
                              Director
                              HIBERNIA CORPORATION